
03057522


N
NORTH COUNTRY
Financial

Annual Report 2002

Forward-Looking Statements

This report contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The Corporation intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Reform Act of 1995, and is including this statement for purposes of these safe harbor provisions. Forward-looking statements, which are based on certain assumptions and describe future plans, strategies or expectations of the Corporation, are generally identifiable by use of the words "believe," "expect," "intend," "anticipate," "estimate," "project," or similar expressions. The Corporation's ability to predict results or the actual effect of future plans or strategies is inherently uncertain. Factors that could cause actual results to differ from the results in forward-looking statements include, but are not limited to:

- General economic conditions, either nationally or in the state(s) in which the Corporation does business;
- Legislation or regulatory changes which affect the business in which the Corporation is engaged;
- Changes in the interest rate environment which increase or decrease interest rate margins;
- Restrictions and requirements imposed on the Corporation and the Bank by formal action against them by bank regulatory agencies;
- Failure or inability of the Bank to comply with the terms of the Cease and Desist Order applicable to it;
- Changes in securities markets with respect to the market value of financial assets and the level of volatility in certain markets such as foreign exchange;
- Significant increases in competition in the banking and financial services industry resulting from industry consolidation, regulatory changes and other factors, as well as action taken by particular competitors;
- The ability of borrowers to repay loans;
- The effects on liquidity of unusual decreases in deposits;
- Changes in consumer spending, borrowing, and saving habits;
- Technological changes;
- Acquisitions and unanticipated occurrences which delay or reduce the expected benefits of acquisitions;
- Difficulties in hiring and retaining qualified management and banking personnel;
- The Corporation's ability to increase market share and control expenses;
- The effect of compliance with legislation or regulatory changes;
- The effect of changes in accounting policies and practices;
- Changes required to attain and maintain regulatory capital levels required by bank regulatory agencies, and the extent to which additional capital is available at a feasible cost;
- The costs and effects of unanticipated litigation and of unexpected or adverse outcomes in such litigation; and

These risks and uncertainties should be considered in evaluating forward-looking statements. Further information concerning the Corporation and its business, including additional factors that could materially affect the Corporation's financial results, is included in the Corporation's filings with the Securities and Exchange Commission ("SEC"). All forward-looking statements contained in this report are based upon information presently available and the Corporation assumes no obligation to update any forward-looking statements.

Table of Contents

To Our Shareholders


N
NORTH COUNTRY
Financial

Dear Shareholder:

The year 2002 has been an extremely difficult one financially for the Corporation. We recorded a net loss of $26.7 million, or $3.81 per share. The loss resulted from a sizeable provision for loan loss recorded of $26.7 million in 2002. Nonperforming loans increased to $27.2 million. The allowance for loan loss totaled $24.9 million on December 31, 2002, which represents 5.7% of total loans. The Corporation is proceeding with rigorous collection efforts on nonperforming and charged off loans. Shareholders' equity declined to $20.5 million as of December 31, 2002.

As part of the new 2002 strategic direction, several department consolidations occurred. The Internal Loan Review Department was dissolved and the function was outsourced to an independent firm. The Corporation's headquarters and the Credit Underwriting Department were relocated from Traverse City to Manistique, Michigan. The Call Center Department was dissolved. The mortgage subsidiary functions in Traverse City were dissolved and consolidated. The Menominee branch was sold in November 2002. Vacant buildings from which prior administrative functions were conducted have since been listed for sale with local real estate agents. Further downsizing will be evaluated during 2003.

Effective April 5, 2003, the FDIC and the Michigan Office of Financial and Insurance Services, with the consent of the Bank, entered a formal Cease and Desist Order. The Order is described in the Management's Discussion and Analysis portion of the Annual Report. Management and the Board of Directors are diligently working to address and comply with the issues cited in the Order. Executive recruiting firms are being utilized in order to augment the Corporation's executive management team. All potential avenues are being explored to raise the Corporation's regulatory capital ratios, including possible issuance of new shares of stock, sale of various loan segments, downsizing the Corporation, and sale of the Corporation. Management and the Board are developing new strategic, financial, and operating plans to address the regulatory issues the Bank faces and to help achieve profitability and increase shareholder value.

Directors Henricksen, Hoffman, Tolksdorf, and Miller left during the year 2002. They served as members of the Board of Directors for both the Bank and the Corporation. We thank each of these gentlemen for their many years of service. Our present Chairman of the Board of Directors, Ronald Ford, retired from his position as CEO on May 1, 2002.

Our Annual Meeting will take place on May 29, 2003, in Traverse City, Michigan. We thank you for your support as we work toward rebuilding your Corporation.

Respectfully,

Sherry L. Littlejohn
President and Chief Executive Officer

Comparative Highlights

Dollars in thousands, except per share data

BALANCE SHEET STATISTICS	2002	2001
Assets	$565,306	$636,629
Net loans	410,135	493,968
Deposits	437,494	482,524
Shareholders' equity	20,503	47,889
Shares of stock outstanding	7,019,152	7,019,152
Book value per share	2.92	6.82
OPERATING STATISTICS		
Total income	$41,227	$60,911
Total expense	71,810	54,349
Income (loss) before income taxes	(30,583)	6,562
Net income (loss)	(26,713)	5,774
Basic earnings per share	(3.81)	.82
Diluted earnings per share	(3.81)	.82
DIVIDEND SUMMARY (Cash Dividends Declared per Common Share)		
Quarter Ending		
March 31	$ .10	$ .10
June 30	.10	.10
September 30	.05	.10
December 31	.00	.00
Total dividends	.25	.30

The above summary should be read in connection with the related consolidated financial statements and notes included elsewhere in this report.

BUSINESS OF THE CORPORATION

North Country Financial Corporation is a registered bank holding company formed under the Bank Holding Company Act of 1956, as amended. The principal assets of the Corporation are its ownership of all of the outstanding capital stock of North Country Bank and Trust, North Country Financial Group, North Country Capital Trust, First Rural Relending Company, and First Manistique Agency. North Country Bank and Trust, headquartered in Traverse City, Michigan, provides a full range of commercial and retail banking services to customers in Michigan. North Country Bank and Trust owns North Country Mortgage Company LLC, North Country Employee Leasing Company LLC, and NCB Real Estate Company. North Country Mortgage Company LLC is engaged in the business of mortgage lending and brokering. North Country Employee Leasing Company LLC provides employees to North Country Bank and Trust. NCB Real Estate Company owns several properties used by the Bank. North Country Financial Group brokers loans and leases including tax-exempt lease/purchase financing to municipalities. North Country Capital Trust was formed solely for the issuance of trust preferred securities. First Rural Relending Company is a rural lending corporation. First Manistique Agency is engaged in the selling of insurance.

FORM 10-K

A copy of the Annual Report to the Securities and Exchange Commission on Form 10-K is available without charge by writing the Shareholders' Relations Department, North Country Financial Corporation, 130 South Cedar Street, Manistique, Michigan, 49854.

MARKET SUMMARY

The Corporation's common stock is traded on the Nasdaq Small Cap Market under the symbol NCFC. The Corporation had 1,867 shareholders of record as of January 31, 2003.

Five-Year Comparisons


ASSETS
800
600
400
200
0
1998
1999
2000
2001
2002

ASSETS
Total assets on a consolidated basis decreased by 11% during 2002 to $565 million.


SECURITIES
80
60
40
20
0
1998
1999
2000
2001
2002

SECURITIES
The portfolio of securities increased during 2002 by 10% to $68 million.


NET LOANS
600
400
200
0
1998
1999
2000
2001
2002

NET LOANS
Total net loans decreased 17% to $410 million in 2002.

Five-Year Comparisons


DEPOSITS
600
400
200
0
1998
1999
2000
2001
2002

DEPOSITS
Total deposits decreased by 9% to $437 million.


SHAREHOLDERS' EQUITY
60
40
20
0
1998
1999
2000
2001
2002

SHAREHOLDERS' EQUITY
During 2002, shareholders' equity decreased by $27 million, or 57%, to $21 million.


NET INCOME (LOSS)
10
0
-10
-20
-30
1998
1999
2000
2001
2002

NET INCOME (LOSS)
The net loss for 2002 was $27 million as compared to net income of $6 million for 2001.

INDEPENDENT AUDITOR'S REPORTS TO THE SHAREHOLDERS OF NORTH COUNTRY FINANCIAL CORPORATION MANISTIQUE, MICHIGAN

Independent Auditor's Report



Plante & Moran, PLLC
Bridgewater Place
Suite 600
333 Bridge St. N.W.
Grand Rapids, MI 49504
Tel: 616.774.8221
Fax: 616.774.0702
plantemoran.com

Board of Directors and Shareholders
North Country Financial Corporation
Manistique, Michigan

We have audited the accompanying consolidated balance sheet of North Country Financial Corporation and Subsidiaries as of December 31, 2002, and the related consolidated statements of operations and changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of North Country Financial Corporation and Subsidiaries at December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Notes 2 and 10 the Corporation changed its method of accounting for goodwill effective January 1, 2002.

The accompanying financial statements have been prepared assuming that the Corporation will continue as a going concern. As discussed in Notes 19 and 25 to the financial statements, the Corporation has suffered significant losses from operations resulting in a decrease to regulatory capital below the minimum required in their Cease and Desist Order. Losses are expected to continue in 2003. These factors raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 25. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Plante & Moran, PLLC

Plante & Moran, PLLC

March 28, 2003
Grand Rapids, Michigan

Independent Auditor's Report


Wipfli Ullrich
Bertelson LLP
CPAs • CONSULTANTS • ADVISORS
Delivering innovative business solutions

Board of Directors and Shareholders
North Country Financial Corporation
Manistique, Michigan

We have audited the accompanying consolidated balance sheet of North Country Financial Corporation and Subsidiaries as of December 31, 2001, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for each of the two years in the period ended December 31, 2001. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of North Country Financial Corporation and Subsidiaries at December 31, 2001, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Wipfli Ullrich Bertelson LLP

Wipfli Ullrich Bertelson LLP

January 25, 2002
Appleton, Wisconsin

Consolidated Balance Sheets

NORTH COUNTRY FINANCIAL CORPORATION AND SUBSIDIARIES
December 31, 2002 and 2001
(Dollars in Thousands)

	2002	2001
ASSETS		
Cash and due from banks	$ 17,542	$ 25,163
Federal funds sold	26,250	10,700
Cash and cash equivalents	43,792	35,863
Interest-bearing deposits in other financial institutions	2,010	1,518
Securities available for sale	67,955	61,885
Federal Home Loan Bank stock	4,375	4,375
Total loans	435,043	504,412
Allowance for loan losses	(24,908)	(10,444)
Net loans	410,135	493,968
Premises and equipment	15,592	18,637
Other real estate held for sale	5,409	4,211
Other assets	16,038	16,172
TOTAL ASSETS	$ 565,306	$ 636,629
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities:		
Non-interest-bearing deposits	$ 40,797	$ 46,342
Interest-bearing deposits	396,697	436,182
Total deposits	437,494	482,524
Borrowings	87,815	88,549
Other liabilities	7,044	5,217
Guaranteed preferred beneficial interests in the Corporation's subordinated debentures	12,450	12,450
Shareholders' equity:		
Preferred stock – No par value:		
Authorized 500,000 shares, no shares outstanding	-0-	-0-
Common stock – No par value:		
Authorized – 18,000,000 shares		
Issued and outstanding –7,019,152	16,175	16,175
Retained earnings	3,086	31,554
Accumulated other comprehensive income	1,242	160
Total shareholders' equity	20,503	47,889
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 565,306	$ 636,629

See accompanying notes to consolidated financial statements.

Consolidated Statements of Operations

NORTH COUNTRY FINANCIAL CORPORATION AND SUBSIDIARIES
Years Ended December 31, 2002, 2001, and 2000
(Dollars in Thousands, Except Per Share Data)

	2002	2001	2000
Interest income:			
Interest and fees on loans:			
Taxable	$ 29,615	$ 41,178	$ 46,109
Tax-exempt	2,256	3,405	3,771
Interest on securities:			
Taxable	3,360	4,725	3,125
Tax-exempt	266	327	643
Other interest income	472	840	852
Total interest income	35,969	50,475	54,500
Interest expense:			
Deposits	12,444	21,205	24,555
Borrowings	5,100	4,814	3,726
Subordinated debentures	545	823	1,140
Total interest expense	18,089	26,842	29,421
Net interest income	17,880	23,633	25,079
Provision for loan losses	26,658	3,200	5,875
Net interest income (loss) after provision for loan losses	(8,778)	20,433	19,204
Other income:			
Service fees	1,899	1,851	1,982
Other loan and lease income	1,095	5,540	2,924
Net security gains	746	1,073	110
Net gains on sale of loans	506	549	61
Gain on sale of branches	464	1,386	292
Other	548	37	1,632
Total other income	5,258	10,436	7,001
Other expenses:			
Salaries, commissions, and related benefits	7,589	11,882	9,433
Furniture and equipment expense	1,437	1,734	1,664
Occupancy expense	1,629	1,659	1,238
Data processing	1,894	1,609	1,722
Accounting, legal, and consulting fees	1,800	1,435	1,118
Loan and deposit expense	1,111	1,387	1,078
Telephone	1,305	1,153	897
Impairment loss on goodwill	3,647	-0-	-0-
Impairment loss on other real estate held for sale	2,418	-0-	-0-
Loss (gain) on sale of premises, equipment, and other real estate held for sale	648	349	(35)
Advertising expense	545	794	942
Amortization of acquisition intangibles	420	1,057	810
Other	2,620	1,248	1,210
Total other expenses	27,063	24,307	20,077
Income (loss) before provision (credit) for income taxes	(30,583)	6,562	6,128
Provision (credit) for income taxes	(3,870)	788	945
Net income (loss)	$ (26,713)	$ 5,774	$ 5,183
Earnings (loss) per share:			
Basic	$ (3.81)	$ 0.82	$ 0.74
Diluted	$ (3.81)	$ 0.82	$ 0.73

See accompanying notes to consolidated financial statements.

Consolidated Statements of Changes in Shareholders' Equity

NORTH COUNTRY FINANCIAL CORPORATION AND SUBSIDIARIES
Years Ended December 31, 2002, 2001, and 2000
(Dollars in Thousands, Except per Share Data)

	Shares of Common Stock	Common Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balance, January 1, 2000	7,000,176	$ 16,418	$ 25,058	$ (656)	$ 40,820
Net income			5,183		5,183
Other comprehensive income:					
Net unrealized gain on securities available for sale				1,357	1,357
Total comprehensive income					6,540
Dividends declared ($.34 per share)			(2,354)		(2,354)
Issuance of common stock	51,489	498			498
Retirement of common stock	(57,981)	(887)			(887)
Balance, December 31, 2000	6,993,684	16,029	27,887	701	44,617
Net income			5,774		5,774
Other comprehensive loss:					
Net unrealized loss on securities available for sale				(541)	(541)
Total comprehensive income					5,233
Dividends declared ($.30 per share)			(2,107)		(2,107)
Issuance of common stock	30,533	239			239
Retirement of common stock	(5,065)	(93)			(93)
Balance, December 31, 2001	7,019,152	16,175	31,554	160	47,889
Net loss			(26,713)		(26,713)
Other comprehensive income:					
Net unrealized gain on securities available for sale				1,082	1,082
Total comprehensive loss					(25,631)
Dividends declared ($.25 per share)			(1,755)		(1,755)
Balance, December 31, 2002	7,019,152	$ 16,175	$ 3,086	$ 1,242	$ 20,503

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

NORTH COUNTRY FINANCIAL CORPORATION AND SUBSIDIARIES
Years Ended December 31, 2002, 2001, and 2000
(Dollars in Thousands)

	2002	2001	2000
Increase (decrease) in cash and cash equivalents:			
Cash flows from operating activities:			
Net income (loss)	$ (26,713)	$ 5,774	$ 5,183
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Provision for loan losses	26,658	3,200	5,875
Provision for impairment of intangible assets	3,647	-0-	-0-
Provision for impairment of other real estate held for sale	2,418	-0-	-0-
Provision for depreciation and net amortization	2,424	2,683	2,281
Credit for deferred taxes	(6,580)	(522)	(1,117)
Net (gains) losses on sales of:			
Securities	(746)	(1,073)	(110)
Premises, equipment, and other real estate held for sale	648	349	(35)
Branches	(464)	(1,386)	(292)
Change in other assets	2,291	528	(1,774)
Change in other liabilities	1,850	(1,481)	622
Total adjustments	32,146	2,298	5,450
Net cash provided by operating activities	5,433	8,072	10,633
Cash flows from investing activities:			
Net (increase) decrease in interest-bearing deposits in other financial institutions	(492)	(1,518)	679
Payment for purchases of securities available for sale	(110,582)	(85,917)	(53,542)
Proceeds from sale of securities available for sale	95,245	74,681	23,576
Proceeds from calls and maturities of securities available for sale	11,234	21,715	3,543
Purchase of Federal Home Loan Bank stock	-0-	(386)	(955)
Net (increase) decrease in loans	52,470	30,643	(79,854)
Proceeds from sale of premises, equipment, and other real estate held for sale	1,912	1,693	2,096
Capital expenditures	(878)	(1,535)	(1,659)
Purchase of other real estate held for sale	-0-	(763)	-0-
Net cash paid for branch sales	(6,437)	(20,565)	(4,540)
Net cash provided from acquisitions	-0-	-0-	13,985
Net cash provided by (used in) investing activities	42,472	18,048	(96,671)

Consolidated Statements of Cash Flows (Continued)

NORTH COUNTRY FINANCIAL CORPORATION AND SUBSIDIARIES
Years Ended December 31, 2002, 2001, and 2000
(Dollars in Thousands)

	2002	2001	2000
Cash flows from financing activities:			
Net increase (decrease) in deposits	$ (37,487)	$ (26,639)	$ 58,594
Net increase (decrease) in federal funds purchased	-0-	(1,800)	1,800
Proceeds from borrowings	-0-	20,000	80,000
Principal payments on borrowings	(734)	(686)	(57,643)
Proceeds from issuance of common stock	-0-	239	498
Retirement of common stock	-0-	(93)	(887)
Dividends paid	(1,755)	(2,107)	(1,655)
Net cash provided by (used in) financing activities	(39,976)	(11,086)	80,707
Net increase (decrease) in cash and cash equivalents	7,929	15,034	(5,331)
Cash and cash equivalents at beginning	35,863	20,829	26,160
Cash and cash equivalents at end	$ 43,792	$ 35,863	$ 20,829
Supplemental cash flow information:			
Cash paid during the year for:			
Interest	$ 17,943	$ 27,853	$ 27,929
Income taxes	292	1,175	2,530
Noncash investing and financing activities:			
Transfer of foreclosures from loans to other real estate held for sale	4,705	4,413	1,481
Transfer of property from premises and equipment to other real estate held for sale	1,226	-0-	-0-
Lease receivable recorded in sale/leaseback transaction	154	-0-	-0-
Assets and liabilities acquired in acquisitions:			
Premises and equipment	-0-	-0-	204
Acquisition intangibles	-0-	-0-	918
Other assets	-0-	-0-	449
Deposits	-0-	-0-	15,149
Other liabilities	-0-	-0-	407
Assets and liabilities divested in branch sales:			
Loans	4	11	8
Premises and equipment	665	705	31
Other assets	-0-	89	-0-
Deposits	7,547	22,720	4,858
Other liabilities	23	36	13

See accompanying notes to consolidated financial statements.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies of North Country Financial Corporation (the "Corporation") and Subsidiaries conform to accounting principles generally accepted in the United States and prevailing practices within the banking industry. Significant accounting policies are summarized below.

Principles of Consolidation

The consolidated financial statements include the accounts of the Corporation and its wholly owned subsidiaries, North Country Bank and Trust (the "Bank"), North Country Financial Group, North Country Capital Trust, and other minor subsidiaries, after elimination of intercompany transactions and accounts.

Nature of Operations

The Corporation's and the Bank's revenues and assets are derived primarily from banking activities. The Bank's primary market area is the upper peninsula and the northern portion of the lower peninsula of Michigan. The Bank provides to its customers commercial, real estate, agricultural, and consumer loans, as well as a variety of traditional deposit products. A significant portion of the Bank's commercial loan portfolio consists of leases to commercial and governmental entities, which are secured by various types of equipment. These leases are dispersed geographically throughout the country. Approximately 1% of the Corporation's business activity is with Canadian customers and denominated in Canadian dollars.

While the Corporation's chief decision makers monitor the revenue streams of the various Corporation products and services, operations are managed and financial performance is evaluated on a Corporation-wide basis. Accordingly, all of the Corporation's banking operations are considered by management to be aggregated in one reportable operating segment.

Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, non-interest-bearing deposits in correspondent banks, and federal funds sold. Generally, federal funds are purchased and sold for one-day periods.

Securities

The Corporation's securities are classified and accounted for as securities available for sale. These securities are stated at fair value. Premiums and discounts are recognized in interest income using the interest method over the period to maturity. Unrealized holding gains and losses, net of tax, on securities available for sale are reported as accumulated other comprehensive income within shareholders' equity until realized.

Gains and losses on the sale of securities are determined using the specific-identification method.

Federal Home Loan Bank Stock

As a member of the Federal Home Loan Bank (FHLB) system, the Bank is required to hold stock in the FHLB based on the anticipated level of borrowings to be advanced. This stock is recorded at cost, which approximates fair value. Transfer of the stock is substantially restricted.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Interest Income and Fees on Loans

Interest on loans is accrued and credited to income based on the principal amount outstanding. The accrual of interest on loans is discontinued when, in the opinion of management, there is an indication that the borrower may be unable to meet payments as they become due. Upon such discontinuance, all unpaid accrued interest is reversed. Loans are returned to accrual status when all principal and interest amounts contractually due are brought current and future payments are reasonably assured. Interest income on impaired and nonaccrual loans is recorded on the cash basis. Loan-origination fees are credited to income when received and the related loan-origination costs are expensed as incurred. Management has determined that the deferral of loan fees and costs would not be material.

Allowance for Loan Losses

The allowance for loan losses includes specific allowances related to commercial loans, which have been judged to be impaired. A loan is impaired when, based on current information, it is probable that the Corporation will not collect all amounts due in accordance with the contractual terms of the loan agreement. These specific allowances are based on discounted cash flows of expected future payments using the loan's initial effective interest rate or the fair value of the collateral if the loan is collateral dependent.

The Corporation continues to maintain a general allowance for loan losses for loans not considered impaired. The allowance for loan losses is maintained at a level which management believes is adequate to provide for possible loan losses. Management periodically evaluates the adequacy of the allowance using the Corporation's past loan loss experience, known and inherent risks in the portfolio, composition of the portfolio, current economic conditions, and other factors. The allowance does not include the affects of expected losses related to future events or future changes in economic conditions. This evaluation is inherently subjective since it requires material estimates that may be susceptible to significant change. Loans are charged against the allowance for loan losses when management believes the collectibility of the principal is unlikely. In addition, various regulatory agencies periodically review the allowance for loan losses. These agencies may require additions to the allowance for loan losses based on their judgments of collectibility.

In management's opinion, the allowance for loan losses is adequate to cover probable losses relating to specifically identified loans, as well as probable losses inherent in the balance of the loan portfolio as of the balance sheet date.

Other Real Estate Held for Sale

Other real estate held for sale consists of assets acquired through, or in lieu of, foreclosure and other long-lived assets to be disposed of by sale, whether previously held and used or newly acquired. Other real estate held for sale is initially recorded at the lower of cost or fair value, less costs to sell, establishing a new cost basis. Valuations are periodically performed by management, and the assets carrying value is adjusted to the lower of cost basis or fair value less costs to sell. Impairment losses are recognized for any initial or subsequent write-downs. Net revenue and expenses from operations of other real estate held for sale is included in other expense.

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation. Maintenance and repair costs are charged to expense as incurred. Gains or losses on disposition of premises and equipment are reflected in income. Depreciation is computed on the straight-line method over the estimated useful lives of the assets.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Intangible Assets and Goodwill

Intangible assets attributable to the value of core deposits and the excess of purchase price over fair value of net assets (goodwill) acquired are stated at cost less accumulated amortization. The core deposit premium is amortized on a straight-line basis over a period of ten years and is subject to an annual impairment test based on the change in deposit base. Prior to 2002, goodwill was being amortized over a period of 15 years. Beginning January 1, 2002, goodwill is not amortized (Note 10).

The Corporation reviews intangible assets and goodwill for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The evaluation includes assessing the estimated fair value of the intangible asset based on market prices for similar assets, where available, and the present value of the estimated future cash flows associated with the intangible asset. Adjustments are recorded if it is determined that the benefit of the intangible asset has decreased.

Advertising Costs

Advertising costs are expensed as incurred.

Earnings per Common Share

Basic earnings per common share is net income divided by the weighted average number of common shares outstanding during the period. Diluted earnings per common share includes the dilutive effect of additional potential common shares issuable under stock options and deferred stock compensation agreements.

Stock Option Plans

The Corporation sponsors three stock option plans. One plan was approved during 2000 and applies to officers, employees, and nonemployee directors. A total of 500,000 shares were made available for grant under this plan. The other two plans, one for officers and employees and the other for nonemployee directors, were approved in 1997. A total of 600,000 shares were made available for grant under these plans. Options under all of the plans are granted at the discretion of a committee of the Corporation's Board of Directors. Options to purchase shares of the Corporation's stock are granted at a price equal to the market price of the stock at the date of grant. The committee determines the vesting of the options when they are granted as established under the plan.

The fair value of each option granted is estimated on the grant date using the Black-Scholes methodology. The following assumptions were made in estimating fair value for options granted for the years ended December 31:

	2001	2000
Dividend yield	3.90%	2.88%
Risk-free interest rate	1.62%	7.00%
Weighted average expected life (years)	7.0	7.0
Expected volatility	32.07%	31.45%

The weighted average fair value of options granted as of their grant date, using the assumptions shown above, was computed at $2.69 per share for options granted in 2001 and $1.68 per share for options granted in 2000. There were no options granted in 2002.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The Corporation accounts for stock options using the intrinsic value method. For all options granted, the intrinsic value was zero; therefore, no compensation cost has been recognized for the plans. Had compensation cost been determined on the basis of fair value, net income and earnings per share would have been reduced for the years ended December 31 (dollars in thousands, except per share data) as follows:

	2002	2001	2000
Net income (loss):			
As reported	$ (26,713)	$ 5,774	$ 5,183
Total stock-based compensation expense determined under fair value-based method, net of tax	(94)	(461)	(140)
Pro forma	$ (26,807)	$ 5,313	$ 5,043
Earnings (loss) per share - Basic:			
As reported	$ (3.81)	$ 0.82	$ 0.74
Pro forma	$ (3.82)	$ 0.76	$ 0.72
Earnings (loss) per share - Diluted:			
As reported	$ (3.81)	$ 0.82	$ 0.73
Pro forma	$ (3.82)	$ 0.76	$ 0.71

Comprehensive Income (Loss)

Comprehensive income (loss) consists of net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) includes unrealized gains and losses on securities available for sale, net of tax, which are recognized as a separate component of equity, accumulated other comprehensive income (loss).

Income Taxes

Deferred income taxes have been provided under the liability method. Deferred tax assets and liabilities are determined based upon the difference between the financial statement and tax bases of assets and liabilities as measured by the enacted tax rates which will be in effect when these differences are expected to reverse. Deferred tax expense (credit) is the result of changes in the deferred tax asset and liability.

Off-Balance-Sheet Financial Instruments

In the ordinary course of business, the Corporation has entered into off-balance-sheet financial instruments consisting of commitments to extend credit, commitments under credit card arrangements, commercial letters of credit, and standby letters of credit. Such financial instruments are recorded in the consolidated financial statements when they become payable.

Reclassifications

Certain amounts in the 2001 and 2000 consolidated financial statements have been reclassified to conform to the 2002 presentation.

NOTE 2 – RECENT ACCOUNTING PRONOUNCEMENTS

Effective January 1, 2002, the Corporation adopted Statement of Financial Accounting Standards (SFAS) No. 147, "Acquisitions of Certain Financial Institutions." Except for transactions between two or more mutual enterprises, this statement removes acquisitions of financial institutions from the scope of both SFAS No. 72, "Accounting for Certain Acquisitions of Banking or Thrift Institutions," and the Financial Accounting Standards Board (FASB) Interpretation No. 9, "Applying APB Opinions No. 16 and 17 When a Savings and Loan Association or a Similar Institution Is Acquired in a Business Combination Accounted for by the Purchase Method," and requires that those transactions be accounted for in accordance with SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets."

SFAS No. 141 supersedes Accounting Principles Board (APB) Opinion No. 16, "Business Combinations," and SFAS No. 38, "Accounting for Preacquisition Contingencies of Purchased Enterprises." SFAS No. 141 requires the use of the purchase method of accounting for business combinations initiated after June 30, 2001.

SFAS No. 142 supersedes APB Opinion No. 17, "Intangible Assets." SFAS No. 142 addresses how intangible assets acquired outside of a business combination should be initially recognized. SFAS No. 142 eliminates the amortization for goodwill and other intangible assets with indefinite lives. Other intangible assets with a finite life will be amortized over their useful life. Goodwill and other intangible assets with indefinite useful lives shall be tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset may be impaired.

SFAS No. 147 also amends SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," to include in its scope long-term customer-relationship intangible assets of financial institutions, such as depositor- and borrower-relationship intangible assets and credit cardholder intangible assets. Consequently, those intangible assets are subject to the same undiscounted cash flow recoverability test and impairment loss recognition and measurement provision that SFAS No. 144 requires for other long-lived assets that are held and used.

The effect of the adoption of SFAS No. 142 and SFAS No. 147 is detailed in Note 10.

In November 2002, FASB issued FASB Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 elaborates on the existing disclosure requirements for most guarantees, including loan guarantees such as standby letters of credit and indemnifications. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair or market value of the obligations it assumes under that guarantee and must disclose that information in its interim and annual financial statements. The provisions related to recognizing a liability at inception of the guarantee for the fair value of the guarantor's obligations would not apply to guarantees accounted for as derivatives. The initial recognition and measurement provisions apply on a prospective basis to guarantees issued or modified after December 31, 2002. See Note 22 for the disclosures currently required under FIN 45.

In December 2002, FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure," as an amendment to SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. The Corporation does not currently anticipate voluntarily changing to the fair value based method of accounting for stock-based employee compensation; therefore, this statement has disclosure only impact on the consolidated financial statements.

NOTE 3 – ACQUISITIONS AND DIVESTITURES

In June 2000, the Corporation acquired branches in Glen Arbor and Alanson from Old Kent Bank. The Corporation assumed deposits of $15,149,000 and other liabilities of $44,000. Property and equipment of $139,000 was also acquired. The transaction resulted in core deposit intangibles and goodwill of $664,000.

In August 2000, the Corporation acquired American Financial Mortgage Corporation, a Michigan-based mortgage company, through a stock purchase. Total assets acquired and liabilities assumed were $514,000 and $363,000, respectively. The transaction resulted in goodwill of $254,000. In August 2001, American Financial Mortgage Corporation ceased operations.

The above acquisitions have been accounted for under the purchase method of accounting. Accordingly, the assets, liabilities, and results of operations are included in the Corporation's consolidated financial statements as of and subsequent to the respective acquisition dates. Notes 9 and 10 provide information regarding acquisition intangibles.

In November 2002, the Corporation sold deposits and certain assets of the branch in Menominee. Deposits of $7,547,000, other liabilities of $23,000, and assets of $669,000 were divested in the transaction which resulted in a net gain on sale of $464,000.

In July 2001, the Corporation sold deposits and certain assets of the St. Ignace and Mackinaw Island branches and in November 2001, sold deposits and certain assets of the Curtis and Naubinway branches. Deposits of $22,720,000, other liabilities of $36,000, and assets of $805,000 were divested in transactions that resulted in a gain on sale of $1,386,000.

In January 2000, the Corporation sold a branch in Garden. Deposits of $4,858,000, other liabilities of $13,000, and assets of $39,000 were divested in the transaction which resulted in a net gain on sale of $292,000.

NOTE 4 – RESTRICTIONS ON CASH AND CASH EQUIVALENTS

Cash and cash equivalents in the amount of $1,024,000 and $9,715,000 were restricted at December 31, 2002 and 2001, respectively, to meet the reserve requirements of the Federal Reserve System.

In the normal course of business, the Corporation maintains cash and due from bank balances with correspondent banks. Balances in these accounts may exceed the Federal Deposit Insurance Corporation's insured limited of $100,000. Management believes that these financial institutions have strong credit ratings and the credit risk related to these deposits is minimal.

NOTE 5 – SECURITIES AVAILABLE FOR SALE

The amortized cost and estimated fair value of securities available for sale are as follows (dollars in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
December 31, 2002				
Obligations of states and political subdivisions	$ 5,172	$ 460	$ -0-	$ 5,632
Corporate securities	10,593	701	30	11,264
Mortgage-related securities	50,355	704	-0-	51,059
Total securities available for sale	$ 66,120	$ 1,865	$ 30	$ 67,955
December 31, 2001				
U.S. Treasury securities and obligations of U.S. government agencies	$ 3,350	$ -0-	$ 222	$ 3,128
Obligations of states and political subdivisions	5,288	215	85	5,418
Corporate securities	8,063	508	-0-	8,571
Mortgage-related securities	44,941	85	258	44,768
Total securities available for sale	$ 61,642	$ 808	$ 565	$ 61,885

Following is a summary of the proceeds from sales of securities available for sale, as well as gross gains and losses for the years ended December 31 (dollars in thousands):

	2002	2001	2000
Proceeds from sale of securities	$ 95,245	$ 74,681	$ 23,576
Gross gains on sales	799	1,116	110
Gross losses on sales	53	43	-0-

The amortized cost and estimated fair value of securities available for sale at December 31, 2002, by contractual maturity, are shown below (dollars in thousands). Contractual maturities may differ from expected maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Estimated Fair Value
Due in one year or less	$ 55	$ 55
Due after one year through five years	2,863	3,046
Due after five years through ten years	923	961
Due after ten years	11,924	12,834
Subtotal	15,765	16,896
Mortgage-related securities	50,355	51,059
Total	$ 66,120	$ 67,955

NOTE 5 – SECURITIES AVAILABLE FOR SALE (CONTINUED)

The amortized cost and estimated fair value of securities pledged to secure treasury deposits was $991,000 and $1,044,000, respectively, as of December 31, 2002. See Note 12 for information on securities pledged to secure borrowings from the Federal Home Loan Bank.

NOTE 6 – LOANS

The composition of loans at December 31 (dollars in thousands) is as follows:

	2002	2001
Commercial real estate	$ 61,556	$ 77,892
Commercial, financial, and agricultural	290,371	319,403
One- to four-family residential real estate	74,366	93,574
Consumer	5,706	9,516
Construction	3,044	4,027
Total loans	$ 435,043	$ 504,412

An analysis of the allowance for loan losses for the years ended December 31 (dollars in thousands) is as follows:

	2002	2001	2000
Balance, January 1	$ 10,444	$ 9,454	$ 6,863
Provision for loan losses	26,658	3,200	5,875
Recoveries on loans	376	748	144
Loans charged off	(12,570)	(2,958)	(3,428)
Balance, December 31	$ 24,908	$ 10,444	$ 9,454

The aggregate amount of nonperforming residential and consumer loans was approximately $2,212,000 and $960,000 at December 31, 2002 and 2001, respectively. Nonperforming loans are those which are contractually past due 90 days or more as to interest or principal payments, on nonaccrual status, or loans, the terms of which have been renegotiated to provide a reduction or deferral of interest or principal. The interest income recorded and that which would have been recorded had residential and consumer nonaccrual and renegotiated loans been current or not troubled, are not material to the consolidated financial statements for the years ended December 31, 2002 and 2001. The nonperforming commercial loans are reflected in the information regarding impaired loans.

Information regarding impaired loans (dollars in thousands) is as follows:

As of December 31:

	2002	2001	2000
Total impaired loans	$ 51,602	$ 25,524	$ 19,514
Impaired loans with a valuation allowance	51,331	25,524	19,514
Impaired loans on nonaccrual	23,992	3,055	10,507
Valuation allowance related to impaired loans	6,739	3,708	3,451

For the years ended December 31:

	2002	2001	2000
Average investment in impaired loans	$ 25,073	$ 23,154	$ 22,650
Interest income recognized during impairment	1,120	1,521	1,125
Interest income that would have been recognized on an accrual basis	1,653	1,597	1,478
Cash-basis interest income recognized	531	1,072	832

NOTE 6 – LOANS (CONTINUED)

The Bank, in the ordinary course of business, grants loans to the Corporation's executive officers and directors, including their families and firms in which they are principal owners. Activity in such loans is summarized below (dollars in thousands).

	2002	2001
Loans outstanding, January 1	$ 16,625	$ 18,770
New loans	1,645	4,678
Repayment	(991)	(6,853)
Increase related to new executive officers and new directors	-0-	30
Decrease related to retired executive officers and directors	(6,292)	-0-
Loans outstanding, December 31	$ 10,987	$ 16,625

Two related-party loans had balances of approximately $6,608,000 and $3,025,000 at December 31, 2002 and $5,941,000 and $3,087,000 at December 31, 2001. Loans to related-parties of approximately $9,182,000 and $-0- were classified substandard at December 31, 2002 and 2001, respectively.

NOTE 7 – PREMISES AND EQUIPMENT

Details of premises and equipment at December 31 (dollars in thousands) is as follows:

	2002	2001
Land	$ 2,503	$ 2,698
Buildings and improvements	13,745	15,987
Furniture, fixtures, and equipment	9,995	9,434
Totals	26,243	28,119
Less - Accumulated depreciation and amortization	10,651	9,482
Net book value	$ 15,592	$ 18,637

Depreciation and amortization of premises and equipment charged to operating expenses amounted to $1,633,000 in 2002, $1,672,000 in 2001, and $1,582,000 in 2000.

NOTE 8 – OTHER REAL ESTATE HELD FOR SALE

An analysis of other real estate held for sale for the years ended December 31 (dollars in thousands) is as follows :

	2002	2001	2000
Balance, January 1	$ 4,211	$ 908	$ 999
Additions:			
Through, or in lieu of, foreclosure	4,705	4,413	1,481
Previously held	1,226	-0-	-0-
Newly acquired	-0-	763	-0-
Impairment losses	(2,418)	-0-	-0-
Other real estate sold	(2,315)	(1,873)	(1,572)
Balance, December 31	$ 5,409	$ 4,211	$ 908

NOTE 9 – INTANGIBLE ASSET

Included in other assets are core deposit premiums acquired through acquisitions. These core deposit premiums are considered an intangible asset. The carrying amount of the intangible asset for the years ended December 31 (dollars in thousands) is as follows:

	2002		2001	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Core deposit premium	$ 5,403	$ 3,816	$ 5,403	$ 3,396

The aggregate amortization expense for the years ended December 31, 2002, 2001, and 2000 was $420,000, $519,000, and $527,000, respectively.

The following table shows the estimated future amortization expense for the intangible asset. The projections of amortization expense are based on existing asset balances as of December 31, 2002 (dollars in thousands).

2003	$ 477
2004	360
2005	208
2006	153
2007	143
Thereafter	246
Total	$ 1,587

NOTE 10 – GOODWILL

The changes in the carrying amount of goodwill for the years ended December 31 (dollars in thousands) are as follows:

	2002	2001	2000
Balance, January 1	$ 3,647	$ 4,184	$ 3,779
Goodwill acquired	-0-	-0-	688
Amortization	-0-	(537)	(283)
Impairment losses	(3,647)	-0-	-0-
Balance, December 31	$ -0-	$ 3,647	$ 4,184

As required by SFAS No. 142, adopted January 1, 2002, the Corporation performs an annual impairment test on goodwill. The annual impairment test was completed as of August 31, 2002, and there was no identified potential impairment. The impairment test is based in large part on a comparison of the fair value of the Corporation's outstanding stock, with the carrying value of its net assets. During the fourth quarter of 2002, events occurred which were determined to more likely than not reduce the fair value of the Corporation. Therefore, as required by SFAS No. 142, an additional impairment test was completed. This test resulted in an identified potential impairment. Based on the size of the identified potential impairment, the entire balance of goodwill as of the beginning of the year was determined to be impaired and the impairment loss shown in the table above was recorded.

NOTE 10 – GOODWILL (CONTINUED)

The following table illustrates the effect amortization of goodwill had on net income previous to the adoption of SFAS No. 142 for the years ended December 31 (dollars in thousands, except for share data):

	2002	2001	2000
Net income (loss)	$ (26,713)	$ 5,774	$ 5,183
Goodwill amortization, net of tax	-0-	487	238
Adjusted net income (loss)	$ (26,713)	$ 6,261	$ 5,421
Adjusted basic earnings per share	$ (3.81)	$ .89	$ .78
Adjusted diluted earnings per share	$ (3.81)	$ .89	$ .77

NOTE 11 – DEPOSITS

The distribution of deposits at December 31 (dollars in thousands) is as follows:

	2002	2001
Non-interest-bearing demand deposits	$ 40,797	$ 46,342
Savings, money market, and interest-bearing demand deposits	159,297	247,863
Time deposits	237,400	188,319
Total deposits	$ 437,494	$ 482,524

Retail time deposits of $100,000 or more were $37,386,000 and $37,387,000 at December 31, 2002 and 2001, respectively. Interest expense on retail time deposits of $100,000 or more was $1,510,000, $2,731,000, and $3,522,000 for the years ended December 31, 2002, 2001, and 2000, respectively.

Maturities of time deposits outstanding at December 31, 2002, (dollars in thousands) are as follows:

2003	$ 165,184
2004	48,999
2005	11,037
2006	6,389
2007	4,975
Thereafter	816
	$ 237,400

NOTE 12 – BORROWINGS

Borrowings consist of the following at December 31 (dollars in thousands):

	2002	2001
Federal Home Loan Bank:		
Fixed-rate advance at 7.37%, maturing April 15, 2004	$ 79	$ 96
Fixed-rate advance at 7.59%, maturing May 17, 2004	139	169
Fixed-rate advance at 6.35%, maturing July 7, 2004	1,000	1,000
Fixed-rate advance at 6.50%, maturing October 17, 2005	1,295	1,651
Fixed-rate advance at 7.06%, maturing May 15, 2006	3,685	3,951
Convertible - Fixed-rate advance at 5.49%, callable quarterly, maturing June 23, 2008	10,000	10,000
Convertible - Fixed-rate advance at 5.66%, callable quarterly, maturing October 21, 2009	10,000	10,000
Convertible - Fixed-rate advance at 6.22%, callable quarterly, maturing February 22, 2010	10,000	10,000
Convertible - Fixed-rate advance at 6.50%, callable quarterly, maturing June 22, 2010	10,000	10,000
Convertible - Fixed-rate advance at 5.99%, callable quarterly, maturing June 23, 2010	5,000	5,000
Convertible - Fixed-rate advance at 4.98%, callable quarterly, maturing December 20, 2010	5,000	5,000
Convertible - Fixed-rate advance at 5.16%, callable December 29, 2003 (and quarterly thereafter), maturing December 28, 2010	10,000	10,000
Convertible - Fixed-rate advance at 4.50%, callable quarterly, maturing January 10, 2011	10,000	10,000
Convertible - Fixed-rate advance at 4.35%, callable quarterly, maturing February 5, 2011	10,000	10,000
	86,198	86,867
Farmers Home Administration:		
Fixed-rate note payable to Farmers Home Administration, maturing August 24, 2024, interest payable at 1%	1,617	1,682
Total borrowings	$ 87,815	$ 88,549

The FHLB has the option to convert the above listed convertible - fixed-rate advances to adjustable rate advances, repricing quarterly at three month LIBOR Flat, on the original call date and quarterly thereafter.

Maturities of borrowings outstanding at December 31, 2002, (dollars in thousands) are as follows:

2003	$ 788
2004	1,987
2005	881
2006	2,810
2007	69
Thereafter	81,280
Total	$ 87,815

NOTE 12 – BORROWINGS (CONTINUED)

The Federal Home Loan Bank borrowings are collateralized at December 31, 2002, by the following: a collateral agreement on the Corporation's one- to four-family residential real estate loans with a book value of approximately $49,080,000; U.S. government agency and mortgage-backed securities with an amortized cost and estimated fair value of $48,675,000 and $50,668,000, respectively; an interest-bearing deposit in the amount of $2,000,000; and Federal Home Loan Bank stock owned by the Bank totaling $4,375,000. Prepayment of the advances is subject to the provisions and conditions of the credit policy of the Federal Home Loan Bank of Indianapolis in effect as of December 31, 2002.

The Farmers Home Administration borrowing is collateralized by loans totaling $1,235,000 originated and held by the Corporation's wholly owned subsidiary, First Rural Relending, and guaranteed by the Corporation.

NOTE 13 – INCOME TAXES

The components of the federal income tax provision (credit) for the years ended December 31 (dollars in thousands) are as follows:

	2002	2001	2000
Current tax expense (credit)	$ (4,290)	$ 1,310	$ 2,062
Deferred tax credit	(6,580)	(522)	(1,117)
Change in valuation allowance	7,000	-0-	-0-
Total provision (credit) for income taxes	$ (3,870)	$ 788	$ 945

A summary of the source of differences between income taxes at the federal statutory rate and the provision (credit) for income taxes for the years ended December 31 (dollars in thousands) is as follows:

	2002	2001	2000
Tax expense (credit) at statutory rate	$ (10,398)	$ 2,231	$ 2,084
Increase (decrease) in taxes resulting from:			
Tax-exempt interest	(777)	(1,115)	(1,263)
Intangible asset amortization and impairment	690	147	63
Other	(385)	(475)	61
Change in valuation allowance	7,000	-0-	-0-
Provision (credit) for income taxes	$ (3,870)	$ 788	$ 945

Included in the total provision for income taxes are expenses of $254,000, $365,000 and $37,000 for the years ended December 31, 2002, 2001, and 2000, respectively, related to security transactions.

NOTE 13 – INCOME TAXES (CONTINUED)

Deferred income taxes are provided for the temporary differences between the financial reporting and tax bases of the Corporation's assets and liabilities. The major components of net deferred tax assets at December 31 (dollars in thousands) are as follows:

	2002	2001
Deferred tax assets:		
Allowance for loan losses	$ 8,032	$ 3,457
Deferred compensation	445	379
Intangible assets	588	8
Other real estate	561	154
Tax credit carryovers	230	-0-
Other	48	-0-
Total deferred tax assets	9,904	3,998
Valuation allowance	(7,000)	-0-
Deferred tax liabilities:		
Depreciation	(449)	(999)
Unrealized gain on securities available for sale	(593)	(83)
Other	(15)	(139)
Total deferred tax liabilities	(1,057)	(1,221)
Net deferred tax asset	$ 1,847	$ 2,777

A valuation allowance is provided against deferred tax assets when it is more likely than not that some or all of the deferred tax asset will not be realized. At December 31, 2002, the Corporation established a valuation allowance against the net deferred tax asset which would require future taxable income in order to be utilized.

NOTE 14 – OPERATING LEASES

The Corporation leases an ATM machine and space at nine branch offices and in two office buildings. The leases, expiring during the next four years, are classified as operating leases. Future minimum payments, by year and in the aggregate, under the noncancelable operating leases with initial or remaining terms in excess of one year consisted of the following dollars in thousands):

	Operating Leases
2003	$ 207,496
2004	127,986
2005	41,330
2006	5,456
Total	$ 382,268

Rent expense for all operating leases amounted to $295,000 in 2002, $363,000 in 2001, and $284,000 in 2000.

NOTE 15 – RETIREMENT PLAN

The Corporation has established a 401(k) profit sharing plan. Employees who have completed three months of service and attained the age of 18 are eligible to participate in the plan. Eligible employees can elect to have a portion, not to exceed 15%, of their annual compensation paid into the plan. In addition, the Corporation may make discretionary contributions into the plan. Retirement plan contributions charged to operations totaled $140,000, $180,000, and $153,000 for 2002, 2001, and 2000, respectively.

NOTE 16 – DEFERRED COMPENSATION PLANS

As an incentive to retain key members of management and directors, the Corporation has a deferred compensation plan, with benefits based on the number of years the individuals have served the Corporation. A liability is recorded on a present value basis and discounted using the rates in effect at the time the deferred compensation agreement is entered into. The liability may change depending upon changes in long-term interest rates. The liability at December 31, 2002 and 2001, for vested benefits under this plan was $1,373,000 and $1,191,000, respectively. The Corporation maintains life insurance policies on the plan participants. Death benefits received from the life insurance policies will be used to offset the obligations under the plan. The cash surrender value of the policies was $1,274,000 and $1,345,000 at December 31, 2002 and 2001, respectively.

The Corporation sponsored a deferred stock compensation plan for directors, which was terminated in January 2001. Directors were allowed to defer their directors' fees under the plan. The deferred compensation was computed as stock equivalents as the compensation was earned. Upon termination of the plan, directors received the deferred compensation in the form of common stock or cash.

Deferred compensation expense for the plans was $266,000, $104,000, and $339,000 for 2002, 2001, and 2000, respectively.

NOTE 17 – GUARANTEED PREFERRED BENEFICIAL INTERESTS IN THE CORPORATION'S SUBORDINATED DEBENTURES

The Corporation owns a Delaware business trust, North Country Capital Trust (the "Trust"). The Trust exists solely to issue capital securities. For financial reporting purposes, the Trust is reported as a subsidiary and is consolidated into the financial statements of the Corporation. The capital securities are presented as a separate line item on the consolidated balance sheet as guaranteed preferred beneficial interests in the Corporation's subordinated debentures (trust preferred securities).

The Trust has issued trust preferred securities and invested the net proceeds in subordinated debentures issued to the Trust by the Corporation. The subordinated debentures are the sole asset of the Trust. The Corporation, through guarantees and agreements, has fully and unconditionally guaranteed all of the Trust's obligations under the trust preferred securities.

The Federal Reserve Board has accorded the trust preferred securities Tier I capital status up to 25% of Tier I capital. The ability to apply Tier I capital treatment, as well as to deduct the expense of the subordinated debentures for income tax purposes, provided the Corporation with a cost-effective way to raise regulatory capital. The trust preferred securities are not included as a component of total shareholders' equity on the consolidated balance sheet.

The trust preferred securities carry a floating rate of the three-month LIBOR plus 2.5% and have a stated maturity date of May 14, 2029. The rate at December 31, 2002, was 3.90%. The securities are redeemable at par after May 14, 2009. Distributions on the trust preferred securities are payable quarterly on February 14, May 14, August 14, and November 14. The trust preferred subordinated debenture agreement allows for the suspension of these payments for up to 20 quarters. Management deferred the payment due November 14, 2002, and anticipates deferring some or all of the payments due in 2003.

NOTE 18 – EARNINGS (LOSS) PER SHARE

Earnings (loss) per share are based upon the weighted average number of shares outstanding. The following shows the computation of basic and diluted earnings (loss) per share for the years ended December 31 (dollars in thousands, except per share data):

	Net Income (Loss)	Weighted Average Number of Shares	Earnings (Loss) per Share
2002			
Loss per share - Basic and diluted	$ (26,713)	$ 7,019,152	$ (3.81)
2001			
Earnings per share - Basic	$ 5,774	7,018,921	$ 0.82
Effect of stock options - Net		2,414	
Effect of deferred stock compensation		319	
Earnings per share - Diluted	$ 5,774	7,021,654	$ 0.82
2000			
Earnings per share - Basic	$ 5,183	6,980,979	$ 0.74
Effect of stock options - Net		6,409	
Effect of deferred stock compensation		77,538	
Earnings per share - Diluted	$ 5,183	7,064,926	$ 0.73

NOTE 19 – REGULATORY MATTERS

The Corporation is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory—and possibly additional discretionary—actions by regulators that, if undertaken, could have a direct material effect on the Corporation's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Corporation must meet specific capital guidelines that involve quantitative measures of the Corporation's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Corporation's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Corporation to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital to risk-weighted assets and of Tier I capital to average assets. Management has determined that, as of December 31, 2002, the Corporation is undercapitalized.

To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. In addition, federal banking regulators have established capital classifications beyond the minimum requirements in order to risk-rate deposit insurance premiums and to provide trigger points for prompt corrective action. As of December 31, 2002, the Bank is also undercapitalized. As a result of this classification, the Bank's premiums for deposit insurance will increase in 2003.

NORTH COUNTRY FINANCIAL CORPORATION AND SUBSIDIARIES

NOTE 19 – REGULATORY MATTERS (CONTINUED)

The Corporation's and the Bank's actual and required capital amounts and ratios as of December 31 (dollars in thousands) are as follows:

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
2002						
Total capital (to risk-weighted assets):						
Consolidated	$ 35,232	8.2%	≥$ 34,487	≥ 8.0%	N/A	
North Country Bank & Trust	$ 34,048	7.9%	≥$ 34,328	≥ 8.0%	≥$ 42,910	≥ 10.0%
Tier I capital (to risk-weighted assets):						
Consolidated	$ 22,824	5.3%	≥$ 17,244	≥ 4.0%	N/A	
North Country Bank & Trust	$ 28,443	6.6%	≥$ 17,164	≥ 4.0%	≥$ 25,746	≥ 6.0%
Tier I capital (to average assets):						
Consolidated	$ 22,824	3.8%	≥$ 23,837	≥ 4.0%	N/A	
North Country Bank & Trust	$ 28,443	4.8%	≥$ 23,736	≥ 4.0%	≥$ 29,670	≥ 5.0%
2001						
Total capital (to risk-weighted assets):						
Consolidated	$ 60,131	12.3%	≥$ 38,899	≥ 8.0%	N/A	
North Country Bank & Trust	$ 59,334	12.2%	≥$ 38,707	≥ 8.0%	≥$ 48,384	≥ 10.0%
Tier I capital (to risk-weighted assets):						
Consolidated	$ 53,999	11.1%	≥$ 19,449	≥ 4.0%	N/A	
North Country Bank & Trust	$ 53,233	11.0%	≥$ 19,353	≥ 4.0%	≥$ 29,030	≥ 6.0%
Tier I capital (to average assets):						
Consolidated	$ 53,999	8.4%	≥$ 25,593	≥ 4.0%	N/A	
North Country Bank & Trust	$ 53,233	8.4%	≥$ 25,465	≥ 4.0%	≥$ 31,832	≥ 5.0%

The Bank is restricted, by banking regulations, from making dividend distributions above prescribed amounts. At December 31, 2002, the Bank was not authorized to pay dividends to the Corporation without prior regulatory approval. Additionally, due to restrictions in the trust preferred documents, dividends are prohibited during the period in which interest payments are deferred.

The Board of Directors has adopted a Shareholder Rights Plan to protect shareholders against attempts to acquire control of the Corporation by means of "creeping" acquisitions in the open market, a hostile tender offer made at less than a full and fair price, and other takeover tactics that can be used to deprive shareholders of the ability to get a full and fair price for all of their shares in the context of a change in control. The Shareholder Rights Plan was not adopted in response to any specific effort to acquire control of the Corporation.

NOTE 19 – REGULATORY MATTERS (CONTINUED)

In September, 2002, a regularly-scheduled safety and soundness examination of the Bank was conducted by its principal regulators, the Michigan Office of Financial and Insurance Services ("OFIS") and the FDIC. During the course of that examination, the FDIC, the OFIS, and the Federal Reserve Bank of Chicago ("FRB") requested that the Corporation and the Bank take certain actions, including suspending the payment of dividends and conserving the liquidity of the Corporation.

In response to the concerns expressed by the regulators, the Board of Directors of the Corporation and the Bank adopted resolutions providing for prior regulatory approval of the declaration or payment of any dividend by the Corporation or the Bank, and suspension of interest payments by the Corporation in connection with its trust preferred securities.

The agreements relating to the trust preferred securities allow for the suspension of payments for up to 20 quarters. Therefore, the suspension of the interest payments does not violate the agreement. However, while interest payments are suspended, no dividends can be paid on the Corporation's common stock.

In October, 2001, the Bank was notified by the FDIC that it is a "troubled institution" within the meaning of FDIC regulations. As a troubled institution, the Bank is required to notify the FDIC 30 days prior to the addition or replacement of a Board member and the employment or changes in responsibilities of a senior executive officer.

Following the completion of the regularly-scheduled safety and soundness examination of the Bank by the FDIC and the OFIS in November, 2002, and the Bank's receipt of the related Report of Examination ("Report"), the FDIC and the OFIS, with the consent of the Bank, on March 26, 2003, entered a formal order (the "Order") under Federal and State banking laws. The Order became effective on April 5, 2003, and will remain in effect until modified or terminated by action of the FDIC and the OFIS. The Order identifies deficiencies in the Bank's policies and procedures for safe and sound operation, including its directorate and management personnel and practices, credit underwriting, credit administration, and policies regarding asset/liability management, liquidity, funds management and investments, and its compliance with all applicable laws and regulations, including Regulations O and U of the Board of Governors of the Federal Reserve System (the "Board"), the FDIC Rules and Regulations, and the Michigan Banking Code of 1999. The Order also requires the Bank to maintain specified capital ratios during the life of the Order.

The Order imposes specific prohibitions and limitations on the Bank and its directors regarding certain matters. Without the prior approval of the FDIC and the OFIS, the Bank may not (i) enter into any material transaction that is not in the ordinary course of business (including any material acquisition or disposition of assets), (ii) declare or pay any cash dividend, (iii) extend any credit, directly or indirectly, to any borrower obligated to the Bank on any credit which has been charged off or classified loss by bank examiners so long as such credit remains uncollected, or (iv) authorize any "golden parachute" payment to any person, within the meaning of the applicable FDIC regulation. In addition, the Bank is required to notify the FDIC and the OFIS in writing of any change in the Bank's directors or senior executive officers, and to obtain the prior approval of the OFIS of the addition of any person as a director or senior executive officer of the Bank. The Bank is also prohibited from permitting its Chairman and director, Ronald G. Ford, from negotiating or making any loan, overdraft, or extension of credit, serving as a member of the Bank's loan committee, or participating in credit underwriting, other than voting as a director on matters presented to the Board of Directors.

NOTE 19 – REGULATORY MATTERS (CONTINUED)

The Order requires the Bank and its directors to take specific steps, within time periods specified in the Order, to address the operational deficiencies, including certain violations of law and regulations, identified by the FDIC and the OFIS in the Order and the Report. Among other things, the Bank must establish, and submit to the FDIC and the OFIS for comment, written plans (i) to reduce the Bank's risk position with respect to certain classified loans identified in the Report or any subsequent Report of Examination during the life of the Order, (ii) to reduce identified concentrations of loans to one industry in excess of 100% of the Bank's Tier 1 capital, (iii) to reduce and collect delinquent loans, (iv) to eliminate the classified amounts of loans to directors, executive officers, principal shareholders of the Bank and their respective related interests, (v) to address the Bank's relationship of volatile liabilities to temporary investments, rate sensitivity objectives, and asset/liability management, (vi) setting forth the Bank's strategic plan, including financial goals and strategies to maintain adequate capital and liquidity, to reduce problem loans, and to attract and keep qualified management, (vii) covering the policies and procedures for review and approval of reimbursement of customer entertainment and business development expenses of the Bank's directors, officers and employees, (viii) for a realistic budget for calendar year 2003 and each subsequent year during the life of the Order, including strategies to improve the Bank's net interest margin, (ix) to reduce the Bank's portfolio of other real estate owned as a result of foreclosure or surrender of collateral for loans, and (x) to address procedures for the directors to monitor, and management to implement, the requirements of the Order.

The Order further requires the Bank and its directors to take the following specific steps, again within time periods specified in the Order. For the calendar quarters ending March 31, 2003, and June 30, 2003, the Bank must have a ratio of Tier 1 capital to total assets ("Tier 1 Capital Ratio") equal to at least 6.4%. Commencing with the calendar quarter ending September 30, 2003, and for each calendar quarter thereafter, the Bank must have a Tier 1 Capital Ratio equal to at least 8.0%. If the Bank's Tier 1 Capital Ratio is below the required percentage for any such quarter, the Bank must take steps to bring its Tier 1 Capital Ratio to the required level within 60 days. The Order also requires the Bank to maintain its total risk-based capital ratio at 10.0% or greater for each calendar quarter ending after the effective date of the Order. If the Bank's total risk-based capital ratio for any such quarter is less than 10.0%, the Bank must take steps to bring its total risk-based capital ratio to the required level within 60 days.

Further actions the Bank must take within periods specified in the Order include correcting all deficiencies noted in the Report with respect to certain categories of loans, and all technical exceptions and all violations of law noted in the Report. The Bank's loan committee, which must include at least three outside directors who are independent of management and any principal shareholder, is required to meet at least monthly, and to act with respect to specified categories of loans and loan applications, including all such applications involving directors and executive officers of the Bank and their respective related interests. The Bank's Board of Directors is required to review and revise the Bank's written loan policy, to submit the revised policy to the FDIC and OFIS for review and comment, and to conduct an annual review of the policy. The Bank's Board of Directors is also required to review and revise the Bank's investment policy, and to submit the revised policy for comment to the FDIC and the OFIS. The Order mandates the Bank's Board of Directors (i) to adopt resolutions acknowledging the Bank's designation as a troubled institution by the FDIC, (ii) to review all agreements for the provision of goods and services between the Bank and any of its current or former directors, officers, or employees, and their respective related interests, and to determine whether such agreements remain in the best interest of the Bank, and (iii) to seek restitution from Ronald G. Ford of all amounts paid by the Bank pursuant to the Chairman Agreement entered into as of April 12, 2002, between Mr. Ford and the Corporation. The Order also requires the Bank to submit to the FDIC and the OFIS written reports regarding its progress under the Order, signed by each director of the Bank, every three months following the effective date of the Order. If the Bank fails or is unable to timely comply with the Order, there could be material adverse effects on the Bank and the Corporation.

NOTE 20 – STOCK OPTION PLANS

The Corporation sponsors three stock option plans. One plan was approved during 2000 and applies to officers, employees, and nonemployee directors. A total of 500,000 shares were made available for grant under this plan. The other two plans, one for officers and employees and the other for nonemployee directors, were approved in 1997. A total of 600,000 shares were made available for grant under these plans. Options under all of the plans are granted at the discretion of a committee of the Corporation's Board of Directors. Options to purchase shares of the Corporation's stock are granted at a price equal to the market price of the stock at the date of grant. The committee determines the vesting of the options when they are granted as established under the plan.

A summary of stock option transactions for the years ended December 31 is as follows:

	Number of Shares		
	2002	2001	2000
Outstanding shares at beginning of year	894,797	677,997	573,145
Granted during the year	-0-	216,800	201,700
Expired during the year	(122,400)	-0-	(84,698)
Exercised during the year (at prices ranging from $4.17 to $4.26 per share)	-0-	-0-	(12,150)
Outstanding shares at end of year	772,397	894,797	677,997
Weighted average exercise price per share at end of year	$ 14.11	$ 14.50	$ 16.65
Shares available for grant at end of year	135,573	120,573	337,373

No options were granted in 2002. Options granted in 2001 were granted at a price of $7.80. Options granted in 2000 were granted at prices of $9.25, $12.00, and $15.00. Under these plans, options expire ten years after the date of grant.

Following is a summary of the options outstanding and exercisable at December 31, 2002:

Exercise Price Range	Number	Weighted Average Remaining Contractual Life-Years	Weighted Average Exercise Price
$4.26	5,400	1.13	$ 4.26
$7.80 - $12.00	351,800	6.08	9.26
$15.00 - $20.33	415,197	5.12	18.35
	772,397	5.53	$ 14.11

NOTE 21 – OTHER COMPREHENSIVE INCOME (LOSS)

Other comprehensive income (loss) components and related taxes for the years ended December 31 (dollars in thousands) were as follows:

	2002	2001	2000
Unrealized holding gains on available for sale securities	$ 2,338	$ 255	$ 2,166
Less reclassification adjustments for gains later recognized in income	746	1,073	110
Net unrealized gains (losses)	1,592	(818)	2,056
Tax effect	510	(277)	699
Other comprehensive income (loss)	$ 1,082	$ (541)	$ 1,357

NOTE 22 - COMMITMENTS, CONTINGENCIES, AND CREDIT RISK

Financial Instruments With Off-Balance-Sheet Risk

The Corporation is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the consolidated balance sheets.

The Corporation's exposure to credit loss, in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit, is represented by the contractual amount of those instruments. The Corporation uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. These commitments at December 31 (dollars in thousands) are as follows:

	2002	2001
Commitments to extend credit:		
Fixed rate	$ 7,980	$ 28,458
Variable rate	62,632	84,129
Standby letters of credit - Variable rate	13,161	13,967
Credit card commitments - Fixed rate	4,111	5,394
	$ 87,884	$ 131,948

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Corporation evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Corporation upon extension of credit, is based on management's credit evaluation of the party. Collateral held varies but may include accounts receivable; inventory; property, plant, and equipment; and income-producing commercial properties.

Standby letters of credit are conditional commitments issued by the Corporation to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The commitments are structured to allow for 100% collateralization on all standby letters of credit.

NOTE 22 - COMMITMENTS, CONTINGENCIES, AND CREDIT RISK (CONTINUED)

Credit card commitments are commitments on credit cards issued by the Corporation's subsidiary and serviced by other companies. These commitments are unsecured.

Contingencies

In the normal course of business, the Corporation is involved in various legal proceedings. In the opinion of management, any liability resulting from such proceedings would not have a material adverse effect on the consolidated financial statements.

Concentration of Credit Risk

The Bank grants commercial, residential, agricultural, and consumer loans throughout Michigan. The Bank's most prominent concentration in the loan portfolio relates to commercial loans to entities within the hospitality and tourism industry. This concentration represents $86.8 million, or 32.1%, of the commercial loan portfolio. The remainder of the commercial loan portfolio is diversified in such categories as gaming, petroleum, forestry, and agriculture. Due to the diversity of the Bank's locations, the ability of debtors of residential and consumer loans to honor their obligations is not tied to any particular economic sector.

NOTE 23 - FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value estimates, methods, and assumptions are set forth below for the Corporation's financial instruments:

Cash, cash equivalents, and interest-bearing deposits - The carrying values approximate the fair values for these assets.

Securities - Fair values are based on quoted market prices where available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

Federal Home Loan Bank stock – Federal Home Loan Bank stock is carried at cost, which is its redeemable value and approximates its fair value, since the market for this stock is limited.

Loans - Fair values are estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type such as commercial, residential mortgage, and other consumer. The fair value of loans is calculated by discounting scheduled cash flows using discount rates reflecting the credit and interest rate risk inherent in the loan.

The methodology in determining fair value of nonaccrual loans is to average them into the blended interest rate at 0% interest. This has the effect of decreasing the carrying amount below the risk-free rate amount and therefore discounts the estimated fair value.

Impaired loans are measured at the estimated fair value of the expected future cash flows at the loan's effective interest rate or the fair value of the collateral for loans which are collateral dependent. Therefore, the carrying values of impaired loans approximate the estimated fair values for these assets.

Deposits - The fair value of deposits with no stated maturity, such as non-interest-bearing demand deposits and savings, is equal to the amount payable on demand at the reporting date. The fair value of time deposits is based on the discounted value of contractual cash flows applying interest rates currently being offered on similar time deposits.

Borrowings - Rates currently available for debt with similar terms and remaining maturities are used to estimate the fair value of existing debt. The fair value of borrowed funds due on demand is the amount payable at the reporting date.

Accrued interest - The carrying amount of accrued interest approximate fair value.

Guaranteed preferred beneficial interests in the Corporation's subordinated debentures – The carrying value is considered to estimate fair value as this financial instrument reprices frequently and fully.

NOTE 23 - FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

Off-balance-sheet instruments - The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements, the current interest rates, and the present creditworthiness of the counterparties. Since the differences in the current fees and those reflected to the off-balance-sheet instruments at year-end are immaterial, no amounts for fair value are presented.

The following table presents information for financial instruments at December 31 (dollars in thousands):

	2002		2001	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial assets:				
Cash and cash equivalents	$ 43,792	$ 43,792	$ 35,863	$ 35,863
Interest-bearing deposits	2,010	2,010	1,518	1,518
Securities available for sale	67,955	67,955	61,885	61,885
Federal Home Loan Bank stock	4,375	4,375	4,375	4,375
Net loans	410,135	419,245	493,968	506,498
Accrued interest receivable	3,065	3,065	4,486	4,486
Total financial assets	$ 531,332	$ 540,442	$ 602,095	$ 614,625
Financial liabilities:				
Deposits	$ 437,494	$ 442,869	$ 482,524	$ 486,618
Borrowings	87,815	101,402	88,549	93,626
Accrued interest payable	2,624	2,624	2,448	2,448
Guaranteed preferred beneficial interests in the Corporation's subordinated debentures	12,450	12,450	12,450	12,450
Total financial liabilities	$ 540,383	$ 559,345	$ 585,971	$ 595,142

Limitations - Fair value estimates are made at a specific point in time based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Corporation's entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Corporation's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates. Fair value estimates are based on existing on- and off-balance-sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Significant assets and liabilities that are not considered financial assets or liabilities include premises and equipment, other assets, and other liabilities. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

NOTE 24 - PARENT COMPANY ONLY FINANCIAL STATEMENTS

BALANCE SHEETS
December 31, 2002 and 2001
(Dollars in Thousands)

ASSETS	2002	2001
Cash and cash equivalents	$ 714	$ 42
Securities available for sale	358	266
Investment in subsidiaries	31,593	59,372
Other assets	960	1,167
TOTAL ASSETS	$ 33,625	$ 60,847
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities	$ 286	$ 122
Subordinated debentures	12,836	12,836
Total shareholders' equity	20,503	47,889
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 33,625	$ 60,847

NOTE 24 - PARENT COMPANY ONLY FINANCIAL STATEMENTS (CONTINUED)

STATEMENTS OF OPERATIONS
Years Ended December 31, 2002, 2001, and 2000
(Dollars in Thousands)

	2002	2001	2000
Income:			
Dividends received from subsidiaries	$ 2,704	$ 3,850	$ 1,900
Other	44	25	48
Total income	2,748	3,875	1,948
Expenses:			
Salaries and benefits	68	41	64
Interest	562	848	1,175
Other	411	192	323
Total expenses	1,041	1,081	1,562
Income before credit for income taxes and equity in undistributed net income (loss) of subsidiaries	1,707	2,794	386
Credit for income taxes	(349)	(368)	(400)
Income before equity in undistributed net income (loss) of subsidiaries	2,056	3,162	786
Equity in undistributed net income (loss) of subsidiaries	(28,769)	2,612	4,397
Net income (loss)	$ (26,713)	$ 5,774	$ 5,183

NOTE 24 - PARENT COMPANY ONLY FINANCIAL STATEMENTS (CONTINUED)

STATEMENTS OF CASH FLOWS
Years Ended December 31, 2002, 2001, and 2000
(Dollars in Thousands)

	2002	2001	2000
Increase (decrease) in cash and cash equivalents:			
Cash flows from operating activities:			
Net income (loss)	$ (26,713)	$ 5,774	$ 5,183
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Provision for depreciation and amortization	29	29	29
Equity in undistributed net (income) loss of subsidiaries	28,769	(2,612)	(4,397)
Change in other assets	178	(8)	323
Change in other liabilities	164	(1,312)	149
Total adjustments	29,140	(3,903)	(3,896)
Net cash provided by operating activities	2,427	1,871	1,287
Cash flows from financing activities:			
Proceeds from issuance of common stock	-0-	239	498
Retirement of common stock	-0-	(93)	(887)
Dividends paid	(1,755)	(2,107)	(1,655)
Net cash used in financing activities	(1,755)	(1,961)	(2,044)
Net increase (decrease) in cash and cash equivalents	672	(90)	(757)
Cash and cash equivalents at beginning	42	132	889
Cash and cash equivalents at end	$ 714	$ 42	$ 132

NOTE 25 - GOING CONCERN

The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, which contemplates continuation of the Corporation as a going concern. The Corporation sustained a substantial operating loss in 2002, and it is expecting to suffer further losses in 2003. As discussed in Note 19, the Bank entered into a Cease and Desist Order ("Order") with Federal and State regulators on March 26, 2003. The Order contains numerous provisions including the requirement to maintain certain capital levels. Due to loan losses and other audit adjustments determined subsequent to the issuance of the Order, as of March 31, 2003, the Bank is not in compliance with the minimum capital level requirements of the Order and has 60 days to comply. Therefore, the Bank could be subject to material adverse effects as soon as June 2003. The Bank has various options under the Order that it may pursue in an attempt to meet the minimum capital level requirements, such as obtaining additional capital, sale of the organization, and strategically reducing the size of the Bank and achieving profitability. In view of these matters, there is substantial doubt as to the Corporation's ability to continue as a going concern. Management is currently investigating alternatives in an effort to develop a plan to address this situation. Management's possible alternatives include:

- Reducing the size of the Bank via the sale of various branch locations
- Offering for sale certain segments of the loan portfolio, including problem loans, to third parties
- Soliciting additional capital from existing shareholders and outside groups through a stock offering
- Hiring seasoned banking professionals with financial and turnaround experience
- Reviewing operating expenses for reduction opportunities
- Putting in place a team of internal and outsourced personnel devoted to collecting problem loans
- Developing a strategic plan

Implementation of some of the foregoing alternatives, among other things, would require prior regulatory approval under the terms of the Order and/or applicable banking regulations.

Selected Financial Data

NORTH COUNTRY FINANCIAL CORPORATION AND SUBSIDIARIES

SELECTED FINANCIAL DATA
(Unaudited)
(Dollars in Thousands, Except Per Share Data)

	Years Ended December 31,				
	2002	2001	2000	1999	1998
Selected Financial Condition Data:					
Total assets	$ 565,306	$ 636,629	$ 666,996	$ 568,442	$ 471,381
Loans	435,043	504,412	541,689	466,621	411,720
Securities	67,955	61,885	72,066	43,343	8,676
Deposits	437,494	482,524	531,883	462,998	404,961
Borrowings	87,815	88,549	69,235	46,878	23,270
Total equity	20,503	47,889	44,617	40,820	39,469
Selected Operations Data:					
Interest income	$ 35,969	$ 50,475	$ 54,500	$ 42,549	$ 38,498
Interest expense	(18,089)	(26,842)	(29,421)	(20,602)	(17,815)
Net interest income	17,880	23,633	25,079	21,947	20,683
Provision for loan losses	(26,658)	(3,200)	(5,875)	(1,457)	(1,200)
Net security gains	746	1,073	110	-0-	45
Other income	4,512	9,363	6,891	3,538	2,606
Impairment loss on goodwill	(3,647)	-0-	-0-	-0-	-0-
Other expenses	(23,416)	(24,307)	(20,077)	(15,937)	(16,603)
Income (loss) before income taxes	(30,583)	6,562	6,128	8,091	5,531
Provision (credit) for income taxes	(3,870)	788	945	1,735	970
Net income (loss)	$ (26,713)	$ 5,774	$ 5,183	$ 6,356	$ 4,561
Per Share Data:					
Earnings (loss) - Basic	$ (3.81)	$ 0.82	$ 0.74	$ 0.90	$ 0.65
Earnings (loss) - Diluted	(3.81)	0.82	0.73	0.89	0.64
Cash dividends declared	0.25	0.30	0.34	0.18	0.17
Book value	2.92	6.82	6.38	5.83	5.54
Financial Ratios:					
Return on average equity	(61.07)%	12.48%	12.13%	15.83%	11.18%
Return on average assets	(4.31)%	0.89%	0.84%	1.22%	0.98%
Dividend payout ratio	NM	36.48%	45.42%	20.25%	27.43%
Average equity to average assets	7.05%	7.10%	6.92%	7.70%	8.75%

NORTH COUNTRY FINANCIAL CORPORATION AND SUBSIDIARIES

SUMMARY QUARTERLY FINANCIAL INFORMATION
(Unaudited)
(Dollars in Thousands, Except per Share Data)

	Three Months Ended			
	March 31	June 30	September 30	December 31
2002				
Selected Operations Data:				
Interest income	$ 9,722	$ 9,680	$ 8,677	$ 7,890
Interest expense	4,666	4,579	4,526	4,318
Net interest income	5,056	5,101	4,151	3,572
Provision for loan losses	(50)	(4,000)	(13,001)	(9,607)
Net security gains	66	356	247	77
Other income	1,088	1,228	901	1,295
Impairment loss on goodwill	-0-	-0-	-0-	(3,647)
Other expenses	(4,950)	(4,814)	(5,613)	(8,039)
Income (loss) before income taxes	1,210	(2,129)	(13,315)	(16,349)
Provision (credit) for income taxes	207	(1,022)	(4,833)	1,778
Net income (loss)	$ 1,003	$ (1,107)	$ (8,482)	$ (18,127)
Per Share Data:				
Earnings (loss) - Basic	$ 0.14	$ (0.15)	$ (1.21)	$ (2.59)
Earnings (loss) - Diluted	0.14	(0.15)	(1.21)	(2.59)
2001				
Selected Operations Data:				
Interest income	$ 13,862	$ 13,178	$ 12,797	$ 10,638
Interest expense	7,811	7,176	6,566	5,289
Net interest income	6,051	6,002	6,231	5,349
Provision for loan losses	(800)	(275)	(825)	(1,300)
Net security gains	455	58	-0-	560
Other income	2,210	2,889	2,601	1,663
Other expenses	(6,110)	(6,827)	(5,859)	(5,511)
Income before income taxes	1,806	1,847	2,148	761
Provision for income taxes	220	219	261	88
Net income	$ 1,586	$ 1,628	$ 1,887	$ 673
Per Share Data:				
Earnings - Basic	$ 0.23	$ 0.23	$ 0.27	$ 0.09
Earnings - Diluted	0.23	0.23	0.27	0.09

NORTH COUNTRY FINANCIAL CORPORATION AND SUBSIDIARIES

MARKET INFORMATION
(Unaudited)

During 2001, the Corporation's stock began trading on the NASDAQ Small Cap Market; effective on August 31, 2001, the Corporation changed its trading symbol from "NCUF" to "NCFC."

The following table sets forth the range of high and low bid prices of the Corporation's common stock from January 1, 2001 through December 31, 2002, as reported by NASDAQ. Quotations for the NASDAQ Small Cap Market reflect interdealer prices, without retail mark-up, markdown, or commission, and may not reflect actual transactions.

	Three Months Ended			
	March 31	June 30	September 30	December 31
2002				
High	$ 7.57	$ 7.88	$ 8.00	$ 5.79
Low	7.00	7.22	5.48	2.05
2001				
High	$ 7.38	$ 9.50	$ 9.35	$ 8.50
Low	6.00	6.50	7.86	7.35

The Corporation had 1,867 shareholders of record as of January 31, 2003.

NORTH COUNTRY FINANCIAL CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

HIGHLIGHTS

As a result of the factors described in the following pages, the Corporation had a net loss of $26.7 million in 2002, compared to net income of $5.8 million and $5.2 million in 2001 and 2000, respectively. Return on average shareholders' equity was (61.07%) in 2002, compared to 12.5% and 12.1% in 2001 and 2000, respectively. Basic loss per share was $3.81 in 2002 compared to basic earnings per share of $.82 and $.74 in 2001 and 2000, respectively.

At December 31, 2002, the Corporation had total assets of $565.3 million, a decrease of $71.3million from December 31, 2001. During 2002, total loans, before the allowance for loan losses, decreased $69.4 million, or 13.8%, to $435.0 million. Commercial loans decreased $45.4 million and residential real estate decreased $19.2 million. These decreases were primarily the results of customers paying off loans, charge-offs of $12.6 million, $4.7 million of loans transferred to other real estate, an increase in the allowance for loan losses of $14.5 million, tighter credit underwriting practices, and management's decision to diversify the risk of the balance sheet.

The increase in nonperforming assets of $18.3 million negatively impacted the results of operations due to the need for a significant provision for loan losses, as did the impairment losses of other real estate and goodwill. Results of operations also were impacted by reductions in the loan portfolio which reduced interest income, while at the same time, the Corporation's core deposits decreased and had to be replaced with out-of-market deposits at above market costs. The Corporation also incurred additional costs for legal and collection efforts and other professional fees, as a result of the increase in nonperforming assets and an increase in the level of outsourced services. Finally, management has had to redirect its efforts to addressing the nonperforming assets and the short-term liquidity and capital needs of the Corporation. This has impacted the results of operations due to management not being able to concentrate on current profitability.

Total deposits decreased $45.0 million or 9.3% in 2002, to $437.5 million. The decrease was due in part to management's decision to shrink the deposit portfolio in order to match the reduction in loans, the withdrawals of municipal deposits, and the disclosure of the third quarter loss.

Capital decreased $27.4 million in 2002, primarily due to the 2002 net loss of $26.7 million. As discussed in detail in the Capital and Regulatory section, the Corporation and the Bank are subject to minimum regulatory capital requirements. Currently the capital of the Corporation and the Bank is below the regulatory requirements. If the Bank does not meet the minimum regulatory capital requirements, it could be subject to material adverse actions taken by bank regulators.

Management's near term strategies are expected to be centered around downsizing the Bank and returning the Corporation to profitability. This is expected to be accomplished by a combination of alternatives including: addressing the amount of nonperforming assets, the associated costs of servicing them, and a potential sale of these assets; controlling the Bank's growth; and a potential sale of certain branches. The sale of assets and certain branches will increase the Corporation's capital. The Corporation's strategies for increasing its capital and that of the Bank are discussed further in the Capital and Regulatory section.

Upon completion of these near-term strategies, the Corporation's long-term strategy is expected to focus on profitable growth of loans and deposits in its core markets in Michigan.

FINANCIAL CONDITION

Loans

Recognizing that loans are expected to provide the highest yield for earning assets, the Corporation has historically operated with a strategy of maximizing the level of the loan portfolio. In 2001, management made strategic decisions to reduce the size of the loan portfolio and the exposures to certain industries, particularly the hotel and tourism industry. Total loans declined $37 million and $69 million in 2001 and 2002, respectively. This was done in consideration of the slowing economy. The Corporation's loans to the hotel and tourism industry decreased $11 million in 2002.

Loans represented 77.0% of total assets at the end of 2002 compared to 79.2% at the end of 2001. The loan to deposit ratio decreased from 104.5% at December 31, 2001, to 99.4% at December 31, 2002. Though the loan to deposit ratio is still higher than the Corporation's peer group, because of the Corporation's utilization of long-term borrowings from the Federal Home Loan Bank, an alternative measurement is loans to total funding sources (which includes deposits and borrowings). This ratio was 88.3% at December 31, 2001, and 82.8% at December 31, 2002.

Following is a summary of the Corporation's loan balances at December 31 (in thousands):

	2002	2001	Percent Change
Commercial real estate	$ 61,556	$ 77,892	(21.0)
Commercial, financial, and agricultural	290,371	319,403	(9.1)
1 - 4 family residential real estate	74,366	93,574	(20.5)
Consumer	5,706	9,516	(40.0)
Construction	3,044	4,027	(24.4)
Total	$ 435,043	$ 504,412	(13.8)

Every segment of the loan portfolio declined in 2002. These declines can be attributed to the following factors:

- The continued reduction in interest rates made long-term financing attractive for many borrowers. This is largely the cause of the $19.2 million reduction in the residential real estate portfolio and was a contributing factor for the decrease in the commercial real estate portfolio.
- The continued slowdown in the economy and a trend of mild winter weather, has had a significant impact on the local markets the Corporation serves. This has resulted in very little new commercial loan growth in these markets and intense competition for new projects.
- During 2002, the Corporation incurred significant turnover in its lending staff. In conjunction with this, management undertook a thorough review of the portfolio and lending process. As a result of the turnover in the lending staff, tightened underwriting standards and the time devoted to managing the existing portfolio, the Corporation did not compete for new commercial loans in the local markets it serves in Michigan for the last six months of 2002.
- During the fourth quarter of 2002, as a result of some negative publicity due in part to the disclosure of the substantial third quarter operating loss, the Corporation experienced a decline in deposits. To address the required liquidity needs, the Corporation reduced the emphasis on generating new loans.

The last two factors were the most significant reasons behind the decline in the commercial and commercial real estate segments of the portfolio. The Corporation was not only out of the market for new loans, it was also not in a position to meet the refinancing requests of many existing customers.

As a result of the increased level of nonperforming assets, which generally include nonaccrual loans and other real estate owned and to improve its business and to respond to directives of bank regulators, the Corporation has tightened its underwriting standards for all types of loans, strengthened collection and workout procedures, and enhanced the monitoring of collateral value. Additional staffing and external resources were added to the collection and loan underwriting process.

Management has established a central loan underwriting, documentation, and approval process which will allow the Corporation to again become an active participant in serving the commercial loan needs of its local markets. The Corporation continues to feel that a properly positioned loan portfolio is the most attractive earning asset available and is the key to returning the Corporation to profitability. The Corporation is planning for a decline in the loan portfolio in 2003, due to the desire to diversify the portfolio to meet liquidity needs and risk tolerances.

Following is a table showing the significant industry types in the commercial loan portfolio as of December 31 (in thousands):

	2002		2001	
	Outstanding Balance	Percent of Capital	Outstanding Balance	Percent of Capital
Hospitality and tourism	$ 86,802	423.4	$ 97,670	204.0
Gaming	25,938	126.5	28,923	60.4
Petroleum	14,180	69.2	15,653	32.7
Forestry	5,677	27.7	8,802	18.4

Management has recognized the additional risk presented by the concentration in certain segments of the portfolio, particularly hospitality and gaming. The Corporation has ceased making any new hospitality loans and began a process during the fourth quarter of seeking buyers for a portion of this portfolio. The Corporation has also actively been seeking to sell a portion of the existing gaming portfolio.

These strategies have been undertaken to meet the liquidity and capital requirements of the Corporation as well as to diversify the risk in the overall loan portfolio.

The one area of growth in the loan portfolio was commercial leases which increased 28.6%, or $12.9 million in 2002. The Bank provides financing for leases generated by the Corporation's subsidiary, North Country Financial Group, as well as from unrelated entities. The lease agreements are with entities located throughout the country and are strictly financing leases. While the Corporation has access to the underlying equipment as collateral, it has no interest in the residual value of the equipment. In March 2003, the Corporation made a decision to cease the operations of North Country Financial Group. This was done in order to refocus the Corporation's lending efforts and decrease the size of certain segments of the loan portfolio. The Corporation may pursue new lease opportunities through unrelated entities, where the credit quality and rate of return on the transactions fit its strategies.

The Corporation has also funded leases to governmental units, including Native American organizations. Tax-exempt leases decreased 23.3%, or $8.7 million in 2002, as the Corporation made a decision to reduce its tax-exempt portfolio due to its current and projected taxable income.

Due to the seasonal nature of many of the Corporation's commercial loan customers, loan payment terms were historically structured around the customer's business cycle. The lending staff evaluates the collectibility of the past due loans based on documented collateral values and payment history. The Corporation discontinues the accrual of interest on loans when, in the opinion of management, there is an indication that the borrower may be unable to meet the payments as they become due. Upon such discontinuance, all unpaid accrued interest is reversed. Loans are returned to accrual status when all principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Management analyzes the allowance for loan losses on a quarterly basis to determine whether the losses inherent in the portfolio are properly reserved for. During the second and third quarters of 2002, the independent loan review department began to note a significant deterioration in the quality of the loan portfolio.

In conjunction with the Corporation's senior lending staff and the bank regulatory examinations, management intensified the review of the Corporation's loans, related collateral evaluations, and the overall lending process. This review resulted in a significant increase in the level of identified potential problem loans and nonperforming assets. As a result, the Corporation transferred a significant amount of loans to nonaccrual status during the third and fourth quarters of 2002.

Beginning in September 2002, the Corporation outsourced the loan review function. This review noted changes in the financial position of significant borrowers and a deterioration of the loans. The ratings for commercial loans were thoroughly reviewed, with the new ratings incorporated into the allowance for loan losses computation for the third and fourth quarters of 2002, which resulted in the increase in the level of allowance for loan losses.

The Corporation's credit quality history is demonstrated in the following table (dollars in thousands):

	2002	2001	2000
Allowance to total loans at end of year	5.7%	2.1%	1.7%
Net charge-offs during the year	$ 12,194	$ 2,210	$ 3,284
Net charge-offs to average outstanding loans	2.6%	0.5%	0.7%
Net charge-offs to beginning allowance balance	116.8%	23.41%	47.9%
Nonaccrual loans at end of year	$ 26,814	$ 4,015	$ 10,547
Loans 90 days or more delinquent at end of year (excluding nonaccrual loans)	$ 401	$ 4,878	$ 3,117
Nonperforming loans to total loans at end of year	6.3%	1.8%	2.5%

Total nonperforming loans have increased $18.3 million in 2002, even after charge offs of $12.6 million recognized in 2002. During the fourth quarter, nonperforming loans increased $6.6 million, all of which was an increase in nonaccrual loans. Charge-offs were $2.8 million during the fourth quarter.

Nonaccrual loans have increased $22.8 million from December 31, 2001 to December 31, 2002, while loans 90 days or more past due and still accruing have decreased by $4.5 million during that same time period. At December 31, 2002, loans to seven commercial borrowers represented $16.1 million of the $26.8 million of nonaccrual loans. Management continues to monitor nonperforming loans and has taken actions to reduce the level of these loans. As of February 28, 2003, nonaccrual loans totaled $28.5 million.

During the fourth quarter the Corporation engaged a law firm to assist it with collections. This firm has done a review of collateral values on nonperforming loans. This information was used as a component in the computation of the allowance for loan losses at December 31, 2002.

As a result of these changes in the Corporation's monitoring of delinquent credits and more rigorous collection efforts, management believes that credit problems will be identified earlier at which time there may be more opportunities for favorable resolution.

The computation of the required allowance for loan losses as of any point in time is one of the critical accounting estimates made by management in the financial statements. As such, factors used to establish the allowance could change significantly from the assumptions made and impact future earnings positively or negatively. The future of the national and local economies and the resulting impact on borrowers' ability to repay their loans and the value of collateral are examples of areas where assumptions must be made for individual loans, as well as the overall portfolio.

The Corporation's computation of the allowance for loan losses follows the Interagency Policy Statement on Allowance for Loan and Lease Losses Methodologies and Documentation for Banks and Savings Associations issued by the Federal Financial Institutions Examination Council (FFIEC) in July 2001. The computation of the allowance for loan losses considers prevailing local and national economic conditions as well as past and present underwriting practices.

As part of the management of the loan portfolio, risk ratings are assigned to all commercial loans. Through the loan review process ratings are modified as believed to be appropriate to reflect changes in the credit. Using a historical average loss by loan type as a base, each loan graded as higher risk is assigned a specific percentage. Within the commercial loan portfolio, the historical loss rates for specific industries (hospitality, gaming, petroleum, and forestry) are used. The residential real estate and consumer loan portfolios are assigned a loss percentage as a homogenous group. If, however, on an individual loan the projected loss based on collateral value and payment histories is in excess of the computed allowance, the allocation is increased for the higher anticipated loss. These computations provide the basis for the allowance for loan losses as recorded by the Corporation.

Following is a table showing the allocation of the allowance for loan losses at December 31, 2002 (in thousands):

Commercial loans	$	22,703
Residential real estate loans		2,110
Consumer loans		95
Total	$	24,908

At the end of 2002, the allowance for loan losses represented 5.7% of total loans. In management's opinion, the allowance for loan losses is adequate to cover probable losses related to specifically identified loans, as well as probable losses inherent in the balance of the loan portfolio.

As part of the process of resolving problem credits, the Corporation may acquire ownership of collateral which secured such credits. The Corporation carries this collateral in other real estate on the balance sheet. The following table represents the activity in other real estate (in thousands):

Balance at January 1, 2001	$	908
Other real estate transferred from loans		4,413
Other real estate purchased		763
Other real estate sold		(1,873)
Balance at December 31, 2001		4,211
Other real estate transferred from loans		4,705
Other real estate transferred from premises		1,226
Write downs of other real estate		(2,418)
Other real estate sold		(2,315)
Balance at December 31, 2002	$	5,409

During 2002, the Corporation received real estate in lieu of loan payments of $4.7 million. Other real estate is initially valued at the lower of cost or the fair value less selling costs. After the initial receipt, management periodically re-evaluates the recorded balance. Any additional reductions in the fair value result in a write-down of other real estate. In 2002, the Corporation recorded write-downs of $2.4 million. Additional write-downs on other real estate may be recorded based on future re-evaluations of current realizable fair values.

Securities

During 2002, the securities portfolio continued to be an important component of the Corporation's strategy to diversify its asset base. Securities increased $6.1 million in 2002, from $61.9 million at December 31, 2001 to $68.0 million at December 31, 2002. The securities portfolio is diversified among obligations of states and political subdivisions, corporate securities (mainly trust preferred security issues), and mortgage-related securities. The carrying value of the Corporation's securities is as follows at December 31 (dollars in thousands):

	2002	2001
U.S. Treasury securities and obligations of U.S. government agencies	$ 0	$ 3,128
Obligations of states and political subdivisions	5,632	5,418
Corporate securities	11,264	8,571
Mortgage-related securities	51,059	44,768
Total securities	$ 67,955	$ 61,885

The Corporation's policy is to purchase securities of high credit quality, consistent with its asset/liability management strategies. During the year securities were purchased and sold as steps in the process of managing the interest-rate-risk profile of the portfolio. A net gain of approximately $700,000 was recognized during the year with the proceeds from the sale of securities used to purchase new securities and for liquidity purposes. The Corporation classifies all securities as available for sale, in order to maintain adequate liquidity and to maximize its ability to react to changing market conditions.

Deposits

Total deposits at December 31, 2002, were $437.5 million compared to $482.5 million at the end of 2001. The $45.0 million decrease included $7.5 million of deposits related to a branch sale.

Through the third quarter interest-bearing deposits declined by $20.5 million. During the fourth quarter, the Corporation experienced a reduction in local deposits in part due to the negative publicity from its third quarter results. A significant portion of these deposits were from local governmental units.

To offset this deposit runoff, the Corporation increased its reliance on brokered and Internet certificates of deposit during 2002. Brokered deposits increased by $30 million to $55 million, while Internet certificates increased by $49.6 million to $65.1 million. This, combined with the fact that retail deposits in excess of $100,000 declined only $1.8 million, brought time deposits to 54.3% of deposits at December 31, 2002, compared to 39.0% at December 31, 2001. The increase in time deposits, along with a $5.5 million decrease in noninterest-bearing deposits, has had a negative effect on the Corporation's net interest margin, as noncore out-of-market deposits carry the highest costs.

Management is introducing a new deposit product to its local markets during 2003. The plan is to increase core deposits sufficiently to reduce the dependence on brokered and out-of-market deposits.

Borrowings

The Corporation has used alternative funding sources to provide long-term, stable sources of funds. Borrowings have remained relatively stable from December 31, 2001 to December 31, 2002, decreasing $700,000 to $87.8 million of which $86.2 million of the total borrowings were from the Federal Home Loan Bank of Indianapolis (FHLB). The borrowings carry fixed interest rates and stated maturities ranging through 2011. Fixed rate borrowings totaling $80 million are callable quarterly at the option of the FHLB and can also be converted to variable rates, at the option of the FHLB, should rates rise above certain index levels. These borrowings are secured by a blanket collateral agreement on the Bank's residential mortgage loans and specific assignment of securities. Based on the Corporation's available collateral, it does not anticipate increasing the FHLB borrowings in the near future.

Shareholders' Equity

Changes in shareholders' equity is discussed in detail in the "Capital and Regulatory" section of this report.

RESULTS OF OPERATIONS

Summary

The Corporation incurred a net loss of $26.7 million in 2002, compared to net income of $5.8 million and $5.2 million in 2001 and 2000, respectively. The decrease in pretax earnings of $37.1 million in 2002 compared to 2001 is primarily a result of a decrease in net interest income of $5.8 million, an increase in the provision for loan losses of $23.5 million, and a decrease in noninterest income of $5.2 million. Basic earnings per share was a loss of $3.81 in 2002 compared to earnings of $.82 and $.73 in 2001 and 2000, respectively.

Net interest income is the Corporation's primary source of core earnings. On a tax equivalent basis, net interest income decreased $6.5 million, to $19.2 million in 2002, from $25.7 million in 2001. In 2001, net interest income on a tax equivalent basis decreased $1.8 million, from $27.5 million in 2000.

The decrease in rates in 2002 and 2001 was a significant factor in the decreasing trend in net interest income as the Corporation's balance sheet was asset sensitive. In 2002, the net interest income was further impacted by the decrease in loans, the increased level of nonaccrual loans, and liquidity strategies which resulted in higher costs for deposits.

The increase in the provision for loan losses of $23.5 million is a result of significant increases in nonperforming loans in 2002 discussed in detail in the loans section

Noninterest income decreased $5.2 million in 2002, of which $4.4 million was attributable to fee income earned in 2001 by a mortgage subsidiary not in operation in 2002. Salaries, commissions, and benefits decreased by $3.4 million in 2002 as a result of ceasing operations of the subsidiary and an ongoing reevaluation of staffing needs compared to current operations.

If the payroll costs of $3.4 million related to the subsidiary in 2001, are factored out, noninterest expense increased $6.2 million in 2002. This is mainly due to impairment losses on goodwill and other real estate of $6.1 million in 2002.

Net Interest Income

Net interest income represents the difference between the average yield earned on interest-earning assets and the average rate paid on interest-bearing obligations. The net interest income is impacted by economic and competitive factors that influence rates, loan demand, and the availability of funding.

During 2001, in its effort to address the slowing economy, the Federal Reserve reduced the Fed Funds Rate, the rate charged the interbank market for purchase of excess reserve balances, by 475 basis points, from 6.5% to 1.75%. In 2002, the Federal Reserve further reduced this rate to 1.25%. These rate changes cause the prime rate to similarly decrease. Because the Corporation has a significant portion of its commercial loans at rates that adjust with changes to the prime rate, these rate reductions have a significant impact on the Corporation's interest income. The full impact of the 2001 rate reductions, along with the 2002 rate change, is the most significant cause of the 198 basis point decrease in the fully tax equivalent loan yield in 2002, to 6.81% from 8.79% in 2001.

In 2002, the Corporation's net interest margin was 3.11%, a decrease of 71 basis points from the 2001 net interest margin of 3.82%. This continued the trend from 2001 when the net interest margin declined 49 basis points from the 2000 margin of 4.31%.

While the Corporation's loan portfolio is repriced downward with each rate decrease due to floating rate loans and the refinancing of residential real estate loans into the long-term secondary market, the 2002 rate decreases did not impact the pricing of interest-bearing liabilities to nearly the same degree. As a result of earlier rate decreases, the ability to decrease rates, particularly on time deposits was not as significant.

The time deposit rate decline was also impacted by the Corporation's need to utilize the brokered and Internet certificate of deposit markets in 2002 to replace deposit withdrawals in its local markets. Out-of-market certificates were $120 million at December 31, 2002, compared to $40 million at December 31, 2001.

The cost of interest-bearing obligations also declined less than the rates on interest-earning assets due to the fact that the Corporation's borrowings from the FHLB, all of which were entered into prior to 2002, are at fixed rates and, therefore, did not decrease in 2002. Given the Corporation's liquidity needs and the economic effect of the prepayment penalties, it is anticipated that these borrowings will continue until the various maturity dates.

One final factor that negatively impacted the Corporation's net interest margin in 2002 was the significant increase in nonaccrual loans. The average balance of nonaccrual loans in 2002 was $11.8 million compared to an average balance of $3.9 million in 2001. Had the 2002 loans been performing and accruing interest, the Corporation's 2002 yield on loans would have increased by approximately 29 basis points.

The following table presents the amount of interest income from average interest-earning assets and the yields earned on those assets, as well as the interest expense on average interest-bearing obligations and the rates paid on those obligations. All average balances are daily average balances.

	Years ended December 31,								
	2002			2001			2000		
	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate
				(Dollars in Thousands)					
Interest-earning assets:									
Loans [1,2,3]	$ 484,889	33,032	6.81%	$ 529,354	$ 46,532	8.79%	$ 515,683	$ 52,005	10.08%
Taxable securities	63,116	3,360	5.32	62,411	4,725	7.57	41,253	3,125	7.58
Nontaxable securities[2]	4,609	403	8.74	5,615	495	8.82	11,456	974	8.50
Federal funds sold	13,469	204	1.51	12,116	500	4.13	7,669	515	6.72
Other interest-earning assets	4,618	268	5.80	4,821	340	7.05	4,454	337	7.57
Total interest-earning assets	570,701	37,267	6.53	614,317	52,592	8.56	580,515	56,956	9.81
Interest-bearing obligations:									
Savings deposits	215,980	3,852	1.78	243,475	9,812	4.03	254,286	11,895	4.68
Time deposits	212,015	8,592	4.05	223,509	11,393	5.10	205,900	12,660	6.15
Borrowings	88,671	5,100	5.75	88,268	4,814	5.45	62,087	3,726	6.00
Subordinated debentures	12,450	545	4.38	12,450	823	6.61	12,450	1,140	9.16
Total interest-bearing obligations	529,116	18,089	3.42	567,702	26,842	4.73	534,723	29,421	5.50
Net interest income		$ 19,178			$ 25,750			$ 27,535	
Net interest rate spread			3.11%			3.83%			4.31%
Net earning assets	$ 41,585			$ 47,642			$ 45,792		
Net yield on average interest-earning assets			3.36%			4.18%			4.74%
Average interest-earning assets to average interest-bearing obligations	108%			108%			109%		

1 For purposes of these computations, non-accruing loans are included in the daily average loan amounts outstanding.
2 The amount of interest income on nontaxable securities and loans has been adjusted to a tax equivalent basis using a 34% tax rate.
3 Interest income on loans includes loan fees.

The following table presents the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing obligations. It distinguishes between changes related to higher or lower outstanding balances and changes due to the levels and fluctuations in interest rates. For each category of interest-earning assets and interest-bearing obligations, information is provided for changes attributable to (i) changes in volume (i.e. changes in volume multiplied by old rate) and (ii) changes in rate (i.e., changes in rate multiplied by old volume). For purposes of this table, changes attributable to both rate and volume have been allocated proportionately to the change due to volume and the change due to rate.

	Years ended December 31,					
	2002 vs. 2001			2001 vs. 2000		
	Increase (Decrease) Due to		Total Increase	Increase (Decrease) Due to		Total Increase
	Volume	Rate	(Decrease)	Volume	Rate	(Decrease)
	(Dollars in Thousands)					
Interest-earning assets:						
Loans	$ (3,670)	$ (9,830)	$ (13,500)	$ 1,348	$ (6,821)	$ (5,473)
Taxable securities	53	(1,418)	(1,365)	1,602	(2)	1,600
Nontaxable securities	(88)	(4)	(92)	(514)	35	(479)
Federal funds sold	51	(347)	(296)	229	(244)	(15)
Other interest-earning assets	3	(75)	(72)	52	(49)	3
Total interest-earning assets	$ (3,651)	$ (11,674)	(15,325)	$ 2,717	$ (7,081)	(4,364)
Interest-bearing obligations:						
Savings deposits	$ (1,004)	$ (4,956)	(5,960)	$ (489)	$ (1,594)	(2,083)
Time deposits	(562)	(2,239)	(2,801)	1,021	(2,288)	(1,267)
Borrowings	22	264	286	1,453	(365)	1,088
Subordinated debentures	0	(278)	(278)	-0-	(317)	(317)
Total interest-bearing obligations	$ (1,544)	$ (7,209)	(8,753)	$ 1,985	$ (4,564)	(2,579)
Net interest income			$ (6,572)			$ (1,785)

As discussed in the Deposits section, the Corporation is developing new deposit products for its local markets to raise funds to be used to replace the higher rate out-of-market certificates. This, coupled with renewed efforts to decrease the level of nonperforming assets and increase lending in its local markets, is anticipated to increase the net interest margin. However, in order to execute certain strategies of the Corporation's capital and liquidity plans, the Corporation may need to sell portions of the existing loan portfolio. As these loans represent the highest yielding assets of the Corporation, the net interest margin could decline further in the short term.

Provision for Loan Losses

The Corporation records a provision for loan losses at a level it believes is necessary to maintain the allowance for loan losses at an adequate level after considering factors such as loan charge-offs and recoveries, changes in identified levels of risk in the loan portfolio, changes in the mix of loans in the portfolio, loan growth, and other economic factors. The provision for loan losses increased by $23.5 million to $26.7 million for the year ended December 31, 2002, when compared to 2001. In 2001, the provision for loan losses was $3.2 million compared to $5.9 million in 2000. The decrease in the provision in 2001 was primarily due to the decrease in the loan portfolio. The provision for loan losses was increased during 2002 due to increased charge-offs and factors discussed in the Loans section relative to the necessary increase in the allowance for loan losses. The provision for loan losses as a percentage of average loans for the years ended December 31, 2002 and 2001, was 5.5% and 0.6%, respectively. The significant increase in 2002 is reflective of the deterioration of segments of the loan portfolio identified in 2002. Management will continue to monitor the loan portfolio for changes which may impact the required allowance for loan losses. Additional provisions for loan losses are possible due to changes in the factors noted above and others.

Noninterest Income

Noninterest income was $5.3 million, $10.4 million, and $7.0 million in 2002, 2001, and 2000, respectively. The principal sources of noninterest income are fees for services related to deposit and loan accounts, as well as gains recognized on the sale of securities, loans, and branch locations.

The most significant reason for the $5.1 million decrease in 2002, relates to other loan and lease income, which decreased $4.4 million. This can be attributed entirely to the fee income generated during the first three quarters of 2001 by the Corporation's mortgage subsidiary. The mortgage subsidiary ceased operations during the third quarter of 2001.

The gains on the sale of branches decreased from $1.4 million in 2001, to $.5 million in 2002, due to fewer branch sales in 2002.

Service fees on customer accounts has remained virtually unchanged over the period of 2000 through 2002. Service fees as a percentage of average non-interest-bearing deposits for the year ended December 31, 2002, was 4.7%, compared to 3.9% and 4.2% for 2001 and 2000, respectively. The Corporation has been able to increase this ratio by pricing its services properly and collecting the fees allowed per the account agreements. The addition of the Generation Gold account is the most significant reason the Corporation has been able to maintain the level of its service fee income. Generation Gold account holders are assessed a fee for the variety of services related to this product. Management expects to continue to fairly price its fees for services rendered.

The increase in noninterest income in 2001 of $3.4 million to $10.4 million, from $7.0 million in 2000, was primarily due to an increase in residential mortgage loan fees, due to more volume in 2001 and additional gains on the sales of securities, loans, and branches in 2001 of $2.5 million.

Noninterest Expense

Noninterest expense was $27.1 million in 2002 compared to $24.3 million, and $20.1 million in 2001 and 2000, respectively.

Following are the significant items within noninterest expense that resulted in the $2.8 million increase:

- The Corporation recognized an impairment loss of $3.6 million in 2002 for the entire amount of goodwill recorded. In accordance with current accounting rules, the annual impairment test of the goodwill was completed as of August 31, 2002, and there was no impairment. The impairment test is based in large part on a comparison of the fair value of the Corporation's outstanding stock, with the carrying value of its net assets. During the fourth quarter of 2002 the decrease in the fair value of the Corporation's stock caused the Corporation to perform another impairment test. The results of this test indicated that the entire goodwill balance was impaired.
- As a result of current market conditions, the Corporation determined that the carrying value of other real estate held for sale exceeded the estimated realizable value as of December 31, 2002. This excess carrying value of $2.4 million was recognized as an impairment loss in 2002.
- Accounting, legal, and consulting fees increased $.4 million, to $1.8 million in 2002. This increase is due to the Corporation requiring more outsourced assistance with financial, loan collection, and regulatory matters in 2002, compared to 2001.
- The above increases were offset by a $4.3 million decrease in salaries, commissions, and related benefits in 2002. The largest portion of this decrease is $3.4 million of payroll costs paid by the Corporation's mortgage subsidiary in 2001, which was not incurred in 2002 due to the ceasing of operations of this subsidiary. The remaining decrease of $.9 million is due to a reduction in overall payroll costs due to branch sales and a reevaluation of staffing needs based on current operations.

The increase of $4.2 million of noninterest expenses in 2001 was primarily due to $2.4 million of increased payroll costs, which were mostly attributable to commissions related to the increase in the volume of residential mortgage loans in 2001.

Federal Income Taxes

The income tax benefit recorded in 2002 is 12.7% of the pretax loss. This compares to provisions for income taxes of 15.4% and 21.5% of pretax income in 2001 and 2000, respectively. The differences in each year between the above percentages and the federal corporate income tax rate of 34% is primarily due to the Corporation's tax exempt interest earned on loans, leases, and investments. The losses generated for tax purposes will be carried back to prior years. This will result in the Corporation receiving a refund of previously paid taxes of approximately $3.6 million. The 2002 tax benefit was reduced by a valuation allowance against the net deferred tax assets of $7 million. A valuation allowance is provided against deferred tax assets when it is more likely than not that some or all of the deferred tax assets will not be realized.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

In general, the Corporation attempts to manage interest rate risk by investing in a variety of assets which afford it an opportunity to reprice assets and increase interest income at a rate equal to or greater than the interest expense associated with repricing liabilities.

Interest rate risk is the exposure of the Corporation to adverse movements in interest rates. The Corporation derives its income primarily from the excess of interest collected on its interest-earning assets over the interest paid on its interest-bearing obligations. The rates of interest the Corporation earns on its assets and owes on its obligations generally are established contractually for a period of time. Since market interest rates change over time, the Corporation is exposed to lower profitability if it cannot adapt to interest rate changes. Accepting interest rate risk can be an important source of profitability and shareholder value; however, excess levels of interest rate risk could pose a significant threat to the Corporation's earnings and capital base. Accordingly, effective risk management that maintains interest rate risk at prudent levels is essential to the Corporation's safety and soundness.

Loans are the most significant earning asset. Management offers commercial and real estate loans priced at interest rates which fluctuate with various indices such as the prime rate or rates paid on various government issued securities. In addition the Corporation prices loans so it has an opportunity to reprice the loan within 12 to 36 months.

The Bank also has $68 million of securities, of which $50 million are mortgage backed securities providing for scheduled monthly principal and interest payments as well as unanticipated prepayments of principal. These cash flows are then reinvested into other earning assets at current market rates.

The Corporation also has investments in federal funds sold to other correspondent banks as well as other interest bearing deposits with correspondent banks. These funds are generally repriced on a daily basis.

The Corporation offers deposit products with a variety of terms ranging from deposits whose interest rates can change on a weekly basis to certificates of deposit with repricing terms of up to five years.

Beyond general efforts to shorten the loan pricing periods and extend deposit maturities, management can manage interest rate risk by the maturity periods of securities purchased, selling securities available for sale, and borrowing funds with targeted maturity periods, among other strategies. Also, the rate of interest rate changes can impact the actions taken since the speed of change affects borrowers and depositors differently.

Exposure to interest rate risk is reviewed on a regular basis. Interest rate risk is the potential of economic losses due to future interest rate changes. These economic losses can be reflected as a loss of future net interest income and/or a loss of current fair market values. The objective is to measure the effect of interest rate changes on net interest income and to structure the composition of the balance sheet to minimize interest rate risk and at the same time maximize income. Management realizes certain risks are inherent and that the goal is to identify and minimize the risks. Tools used by management include maturity and repricing analysis and interest rate sensitivity analysis.

The difference between repricing assets and liabilities for a specific period is referred to as the GAP. An excess of repricable assets over liabilities is referred to as a positive gap. An excess of repricable liabilities over assets is referred to as a negative gap. The cumulative gap is the summation of the gap for all periods to the end of the period for which the cumulative gap is being measured.

Assets and liabilities scheduled to reprice are reported in the following timeframes. Those instruments with a variable interest rate tied to an index and considered immediately repricable are reported in the 1 to 90 day timeframe. The estimates of principal amortization and prepayments are assigned to the following timeframes.

The following is the Corporation's repricing opportunities at December 31, 2002 (dollars in thousands):

	1 – 90 Days	91 – 365 Days	2 – 5 Years	Over 5 Years	Total
Interest-earning assets:					
Loans	$ 287,484	$ 31,219	$ 77,419	$ 38,921	$ 435,043
Securities	1,660	4,766	23,581	37,948	67,955
Other	32,635	-0-	-0-	-0-	32,635
Total interest-earning assets	321,779	35,985	101,000	76,869	535,633
Interest-bearing obligations:					
Savings deposits	159,297	-0-	-0-	-0-	159,297
Time deposits	41,802	123,381	71,401	816	237,400
Borrowings	-0-	722	5,476	81,617	87,815
Subordinated debentures	12,450	-0-	-0-	-0-	12,450
Total interest-bearing obligations	213,549	124,103	76,877	82,433	496,962
GAP	$ 108,230	$ (88,118)	$ 24,123	$ (5,564)	$ 38,671
Cumulative GAP	$ 108,230	$ 20,112	$ 44,235	$ 38,671	$ 38,671

The above analysis indicates that at December 31, 2002, the Corporation had a cumulative asset sensitivity GAP position of $20.1 million within the one-year timeframe. The Corporation's cumulative asset sensitive GAP suggests that if market interest rates increase in the next twelve months, the Corporation has the potential to earn more net interest income. Conversely, if market interest rates continue to decrease in the next twelve months, the above GAP position suggests the Corporation's net interest income would decrease.

A limitation of the traditional GAP analysis is that it does not consider the timing or magnitude of noncontractual repricing or expected prepayments. In addition, the GAP analysis treats savings, NOW and money market accounts as repricing within 90 days, while experience suggests that these categories of deposits are actually comparatively resistant to rate sensitivity.

The borrowings in the table above and on the next page include FHLB advances as fixed-rate advances. A significant portion of these advances give the FHLB the option to convert from a fixed-rate advance to an adjustable rate advance with quarterly repricing at three month LIBOR Flat. The exercise of this conversion feature by the FHLB would impact the maturity dates currently assumed in the tables.

The Corporation's primary market risk exposure is interest rate risk and, to a lesser extent, liquidity risk and foreign exchange risk. The Corporation has no market risk sensitive instruments held for trading purposes. The Corporation has limited agricultural-related loan assets and therefore has minimal significant exposure to changes in commodity prices. Any impact that changes in foreign exchange rates and commodity prices would have on interest rates are assumed to be insignificant.

Evaluating the exposure to changes in interest rates includes assessing both the adequacy of the process used to control interest rate risk and the quantitative level of exposure. The Corporation's interest rate risk management process seeks to ensure that appropriate policies, procedures, management information systems and internal controls are in place to maintain interest rate risk at prudent levels with consistency and continuity. In evaluating the quantitative level of interest rate risk, the Corporation assesses the existing and potential future effects of changes in interest rates on its financial condition, including capital adequacy, earnings, liquidity and asset quality.

The table below measures current maturity levels of interest-earning assets and interest-bearing obligations, along with average stated rates and estimated fair values at December 31, 2002 (dollars in thousands). Nonaccrual loans are included in the table at an average interest rate of 0.0% and a maturity greater than five years.

	Principal/Notional Amount Maturing in:							
	2003	2004	2005	2006	2007	Thereafter	Total	Fair Value 12/31/02
Rate Sensitive Assets								
Fixed interest rate securities	$6,426	$6,609	$5,549	$6,178	$5,245	$37,948	$67,955	$67,955
Average interest rate	5.50	5.77	5.91	6.62	6.13	5.03	5.45	
Fixed interest rate loans	97,221	28,270	18,825	15,007	15,317	38,921	213,561	197,763
Average interest rate	7.64	7.53	7.29	7.47	6.54	1.64	6.41	
Variable interest rate loans	221,482						221,482	221,482
Average interest rate	5.94						5.94	
Other assets	32,635						32,635	32,635
Average interest rate	1.75						1.75	
Total rate sensitive assets	$357,764	$34,879	$24,374	$21,185	$20,562	$76,869	$535,633	$519,835
Average interest rate	6.02	7.19	6.98	7.22	6.44	3.32	5.81	
Rate Sensitive Liabilities								
Interest-bearing savings	$159,297						$159,297	$159,297
Average interest rate	1.53						1.53	
Time deposits	165,183	49,000	11,037	6,389	4,975	816	237,400	242,775
Average interest rate	3.13	4.06	4.67	4.42	4.80	6.09	3.47	
Fixed interest rate borrowings	722	1,919	340	3,217		1,617	7,815	7,682
Average interest rate	6.77	6.61	7.06	7.06		1.00	5.64	
Variable interest rate borrowings						80,000	80,000	93,720
Average interest rate						5.42	5.42	
Variable interest rate subordinated debentures	12,450						12,450	12,450
Average interest rate	4.38						4.38	
Total rate sensitive liabilities	$337,652	$50,219	$11,377	$9,606	$4,975	$82,433	$496,962	$515,924
Average interest rate	2.43	4.16	4.74	5.30	4.80	5.34	3.22	

In addition to changes in interest rates, the level of future net interest income is also dependent on a number of variables, including: the growth, composition and levels of loans, deposits, and other earning assets and interest-bearing obligations, and economic and competitive conditions; potential changes in lending, investing and deposit strategies; customer preferences; and other factors.

Foreign Exchange Risk

In addition to managing interest rate risk, management also actively manages risk associated with foreign exchange. The Corporation provides foreign exchange services, makes loans to, and accepts deposits from, Canadian customers primarily at its banking offices in Sault Ste. Marie. To protect against foreign exchange risk, the Corporation monitors the volume of Canadian deposits it takes in and then invests these Canadian funds in Canadian commercial loans and securities. As of December 31, 2002, the Corporation had excess Canadian assets of $4.4 million (or $2.8 million in U.S. dollars). Management believes the exposure to short-term foreign exchange risk is minimal and at an acceptable level for the Corporation.

Off-Balance-Sheet Risk

Derivative financial instruments include futures, forwards, interest rate swaps, option contracts and other financial instruments with similar characteristics. The Corporation currently does not enter into futures, forwards, swaps or options. However, the Corporation is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit and involve to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates and may require collateral from the borrower if deemed necessary by the Corporation. Standby letters of credit are conditional commitments issued by the Corporation to guarantee the performance of a customer to a third party up to a stipulated amount and with specified terms and conditions.

Commitments to extend credit and standby letters of credit are not recorded as an asset or liability by the Corporation until the instrument is exercised. See note 20 to the consolidated financial statements for additional information

LIQUIDITY

As a result of the Corporation's results for 2002, sources of liquidity, such as lines of credit from correspondent banks, borrowings from the Federal Home Loan Bank, and the issuance of stock, which were historically available, are currently not sources of liquidity.

The liquidity issues faced in 2002, the Corporation's actions taken to address them, and the liquidity plan for 2003 are discussed below.

During 2002, the Corporation increased cash and cash equivalents by $7.9 million, with an increase of $17.9 million in the fourth quarter. As shown on the Corporation's Statement of Cash Flows, despite the net loss of $26.7 million in 2002, the Corporation was able to generate $5.4 million of cash from operations, due to the noncash expenses such as the provision for loan losses of $26.7 million and the impairment losses of $6.1 million. Other significant factors impacting cash flow were the $52.5 million of cash received from the decrease in loans and the $45.0 million cash used due to the decrease in deposits, including those related to branch sales.

It is anticipated that in 2003 cash generated from decreases in certain segments of the loan portfolio will be re-invested in securities and local market loans, and deposits generated locally will replace a portion of the out-of-market brokered deposits.

During the fourth quarter of 2002, the Corporation experienced an unanticipated decrease in deposits, mainly from local governmental units, in part due to the announcement of the third quarter results. In reaction to this occurrence, management developed a short-term liquidity plan which involved obtaining deposits via the Internet CD network, and to a lesser degree the sale of unencumbered securities available-for-sale. Approximately $49.6 million of deposits had been added via the Internet network by December 31, 2002.

In addition, to date, the Corporation suspended two payments of interest on its subordinated debentures that fund quarterly distributions on the trust preferred securities issued by its trust subsidiary, North Country Capital Trust. The debenture agreement allows for suspension of payments for up to 20 quarters.

From a long-term perspective, the Corporation's liquidity plan for 2003 includes strategies to increase core deposits in the Corporation's local markets. New products and advertising are expected to commence in 2003, with a goal of raising core deposits to reduce the dependency on noncore deposits, while also reducing interest costs. The Corporation's liquidity plan for 2003 calls for augmenting local deposit growth efforts with Internet CD funding to the extent necessary.

The 2003 plan is expected to include the possible sale of certain segments of the loan portfolio to make the overall loan portfolio more manageable. Such sales would reduce the concentration of loans in particular industries, such as hospitality and gaming.

During the fourth quarter of 2002, the lines-of-credit the Corporation had with two correspondent banks were closed by those banks. In 2003, the Corporation established a secondary borrowing arrangement collateralized by loans

The final 2002 results, the uncertainty relative to the Bank's ability to meet the required minimum regulatory capital ratios, and the independent auditor's uncertainty about the Corporation's ability to continue as a going concern, could result in further decreases in deposits in the Bank's market area. If this occurs, the Bank will need to increase its reliance on brokered and/or Internet CDs for a period of time. Since these CDs may come at a higher cost, this could negatively impact the Corporation's earnings. There is no assurance that such CDs will be available in adequate amounts or at economically feasible pricing.

CAPITAL AND REGULATORY

During 2002, capital decreased by $27.4 million, as a result of the net loss of $26.7 million, the increase in the unrealized gain on securities available for sale of $1.0 million, and dividends paid during the first three quarters of 2002 totaling $1.7 million. This compares to increases in capital during 2001 and 2000 of $3.3 million and $3.8 million, respectively, resulting primarily from net income, changes in the unrealized gain on securities available for sale and dividends declared for each year.

As a bank holding company, the Corporation is required to maintain certain levels of capital under government regulation. There are several measurements of regulatory capital and the Corporation is required to meet minimum requirements under each measurement. The federal banking regulators have also established capital classifications beyond the minimum requirements in order to risk-rate deposit insurance premiums and to provide trigger points for prompt corrective action in the event an institution becomes financially troubled. As of December 31, 2002, the Corporation and the Bank were undercapitalized. See discussions on the following pages of the regulatory requirements and the Corporation's plans for increasing its capital ratios.

Regulatory capital is not the same as shareholders' equity reported in the accompanying financial statements. Certain assets cannot be considered assets for regulatory purposes. The Corporation's acquisition intangibles and a portion of the deferred tax asset are examples of such assets.

Presented below is a summary of the Corporation's consolidated capital position in comparison to generally applicable regulatory requirements:

	Tier I Capital to Average Assets	Tier I Capital to Risk Weighted Assets	Total Capital to Risk Weighted Assets
Regulatory minimum for capital adequacy purposes	4.0%	4.0%	8.0%
The Corporation:			
December 31, 2002	3.8%	5.3%	8.2%
December 31, 2001	8.4%	11.1%	12.4%

The capital levels include adjustment for the capital, or trust preferred securities, issued in May 1999, subject to certain limitations. Federal Reserve guidelines limit the amount of trust preferred securities which can be included in Tier I capital to 25% of total Tier I capital. As of December 31, 2002, $5,706,000 of the $12,450,000 of capital securities were available as Tier I capital of the Corporation. As of December 31, 2001, the entire $12,450,000 qualified as Tier I capital.

In September, 2002, a regularly-scheduled safety and soundness examination of the Bank was conducted by its principal regulators, the Michigan Office of Financial and Insurance Services ("OFIS") and the FDIC. During the course of that examination, the FDIC, the OFIS, and the Federal Reserve Bank of Chicago ("FRB") requested that the Corporation and the Bank take certain actions, including suspending the payment of dividends and conserving the liquidity of the Corporation.

In response to the concerns expressed by the regulators, the Board of Directors of the Corporation and the Bank adopted resolutions providing for prior regulatory approval of the declaration or payment of any dividend by the Corporation or the Bank, and suspension of interest payments by the Corporation in connection with its trust preferred securities.

The agreements relating to the trust preferred securities allow for the suspension of payments for up to 20 quarters. Therefore, the suspension of the interest payments does not violate the agreement. However, while interest payments are suspended, no dividends can be paid on the Corporation's common stock.

In October, 2001, the Bank was notified by the FDIC that it is a "troubled institution" within the meaning of FDIC regulations. As a troubled institution, the Bank is required to notify the FDIC 30 days prior to the addition or replacement of a Board member and the employment or changes in responsibilities of a senior executive officer.

Following the completion of the regularly-scheduled safety and soundness examination of the Bank by the FDIC and the OFIS, and the Bank's receipt of the related Joint Report of Examination ("Report"), the FDIC and the OFIS, with the consent of the Bank, on March 26, 2003, entered a formal Cease and Desist Order (the "Order") under Federal and State banking laws. The Order became effective on April 5, 2003, and will remain in effect until modified or terminated by action of the FDIC and the OFIS. The Order identifies deficiencies in the Bank's policies and procedures for safe and sound operation, including its directorate and management personnel and practices, credit underwriting, credit administration, and policies regarding asset/liability management, liquidity, funds management and investments, and its compliance with all applicable laws and regulations, including Regulations O and U of the Board of Governors of the Federal Reserve System (the "Board"), the FDIC Rules and Regulations, and the Michigan Banking Code of 1999. The Order also requires the Bank to maintain specified capital ratios during the life of the Order.

The Order further requires the Bank and its directors to take the following specific steps, again within time periods specified in the Order. For the calendar quarters ending March 31, 2003, and June 30, 2003, the Bank must have a ratio of Tier 1 capital to total assets ("Tier 1 Capital Ratio") equal to at least 6.4%. Commencing with the calendar quarter ending September 30, 2003, and for each calendar quarter thereafter, the Bank must have a Tier 1 Capital Ratio equal to at least 8.0%. If the Bank's Tier 1 Capital Ratio is below the required percentage for any such quarter, the Bank must take steps to bring its Tier 1 Capital Ratio to the required level within 60 days. The Order also requires the Bank to maintain its total risk-based capital ratio at 10.0% or greater for each calendar quarter ending after the effective date of the Order. If the Bank's total risk-based capital ratio for any such quarter is less than 10.0%, the Bank must take steps to bring its total risk-based capital ratio to the required level within 60 days.

As of March 31, 2003, the Bank's capital ratios do not meet the minimum requirements of the Order. Following is a summary of the strategies which management plans to enact in order to restore the Bank's capital to the levels required by the Order.

The Corporation plans to sell certain branches. This is expected to reduce the size of the Bank by approximately $80 million.

In conjunction with the sale of the branches, the Bank plans to sell certain segments of its loan portfolio, including problem loans. It is anticipated that approximately $50 million of loans will be sold with the cash received providing liquidity for the branch sales. The contemplated sales of the branches and loans will require prior regulatory approval.

Because the above sales will not reduce the size of the Bank enough, based on current capital levels, to achieve the required regulatory capital levels, additional capital will need to be raised. After selling the branches, the Bank expects that it will need an additional $11 to $12 million of new capital to attain the 8% Tier 1 Capital Ratio.

The Corporation is exploring a possible capital infusion from an outside investor which might also include an opportunity for existing shareholders to participate. If no outside investor is found, the Corporation will consider other alternatives for raising additional capital. Among the options that the Corporation could consider would be a rights offering for existing shareholders.

It is likely that any new stock issuance could be at a price below the Corporation's current book value, resulting in a dilution of the existing shareholders' ownership interests.

The Corporation has made progress in strengthening its management team. Recruiting firms are being utilized in an effort to attract skilled and experienced banking professionals to augment the senior management team, which will be able to address the regulatory issues facing the Corporation. By strengthening the infrastructure of the Corporation, management will be able to place more emphasis on addressing problem loans, financial matters, and moving forward with and enacting the daily strategies of the Corporation. In the future, this will decrease the dependence on outsourced services, which in turn will decrease expenses associated with these services. The expense reduction and improvement in the loan portfolio will be significant steps toward returning the Corporation to profitability, which will further improve the capital ratios.

Noncompliance with the minimum capital requirements of the Order may impact the ability of the Corporation and the Bank to remain as ongoing operating entities.

The Order imposes specific prohibitions and limitations on the Bank and its directors regarding certain matters. Without the prior approval of the FDIC and the OFIS, the Bank may not (i) enter into any material transaction that is not in the ordinary course of business (including any material acquisition or disposition of assets), (ii) declare or pay any cash dividend, (iii) extend any credit, directly or indirectly, to any borrower obligated to the Bank on any credit which has been charged off or classified loss by bank examiners so long as such credit remains uncollected, or (iv) authorize any "golden parachute" payment to any person, within the meaning of the applicable FDIC regulation. In addition, the Bank is required to notify the FDIC and the OFIS in writing of any change in the Bank's directors or senior executive officers, and to obtain the prior approval of the OFIS of the addition of any person as a director or senior executive officer of the Bank. The Bank is also prohibited from permitting its Chairman and director, Ronald G. Ford, from negotiating or making any loan, overdraft, or extension of credit, serving as a member of the Bank's loan committee, or participating in credit underwriting, other than voting as a director on matters presented to the Board of Directors.

The Order requires the Bank and its directors to take specific steps, within time periods specified in the Order, to address the operational deficiencies, including certain violations of law and regulations, identified by the FDIC and the OFIS in the Order and the Report. Among other things, the Bank must establish, and submit to the FDIC and the OFIS for comment, written plans (i) to reduce the Bank's risk position with respect to certain classified loans identified in the Report or any subsequent Report of Examination during the life of the Order, (ii) to reduce identified concentrations of loans to one industry in excess of 100% of the Bank's Tier 1 capital, (iii) to reduce and collect delinquent loans, (iv) to eliminate the classified amounts of loans to directors, executive officers, principal shareholders of the Bank and their respective related interests, (v) to address the Bank's relationship of volatile liabilities to temporary investments, rate sensitivity objectives, and asset/liability management, (vi) setting forth the Bank's strategic plan, including financial goals and strategies to maintain adequate capital and liquidity, to reduce problem loans, and to attract and keep qualified management, (vii) covering the policies and procedures for review and approval of reimbursement of customer entertainment and business development expenses of the Bank's directors, officers and employees, (viii) for a realistic budget for calendar year 2003 and each subsequent year during the life of the Order, including strategies to improve the Bank's net interest margin, (ix) to reduce the Bank's portfolio of other real estate owned as a result of foreclosure or surrender of collateral for loans, and (x) to address procedures for the directors to monitor, and management to implement, the requirements of the Order.

Further actions the Bank must take within periods specified in the Order include correcting all deficiencies noted in the Report with respect to certain categories of loans, and all technical exceptions and all violations of law noted in the Report. The Bank's loan committee, which must include at least three outside directors who are independent of management and any principal shareholder, is required to meet at least monthly, and to act with respect to specified categories of loans and loan applications, including all such applications involving directors and executive officers of the Bank and their respective related interests. The Bank's Board of Directors is required to review and revise the Bank's written loan policy, to submit the revised policy to the FDIC and OFIS for review and comment, and to conduct an annual review of the policy. The Bank's Board of Directors is also required to review and revise the Bank's investment policy, and to submit the revised policy for comment to the FDIC and the OFIS. The Order mandates the Bank's Board of Directors (i) to adopt resolutions acknowledging the Bank's designation as a troubled institution by the FDIC, (ii) to review all agreements for the provision of goods and services between the Bank and any of its current or former directors, officers, or employees, and their respective related interests, and to determine whether such agreements remain in the best interest of the Bank, and (iii) to seek restitution from Ronald G. Ford of all amounts paid by the Bank pursuant to the Chairman Agreement entered into as of April 12, 2002, between Mr. Ford and the Corporation. The Order also requires the Bank to submit to the FDIC and the OFIS written reports regarding its progress under the Order, signed by each director of the Bank, every three months following the effective date of the Order.

If the Bank fails or is unable to timely comply with the Order, there could be material adverse effects on the Bank and the Corporation. Since the entry of the Order, the Corporation has determined that the Bank was not incompliance with the minimum capital ratios specified in the Order for the calendar quarter ended March 31, 2003. There can be no assurances that the Corporation can take steps in the time limits prescribed by the Order to restore the Bank's capital ratios to the required levels.

The Corporation and the Bank have been addressing the requirements of the Order as the Board of Directors and management believe it is in the best interests for the long-term financial health of the Corporation to address the issues promptly.

The Order requires development of a comprehensive strategic plan, financial plan, and profit plan. The development of these plans will provide the Board of Directors and management with a road map to strengthen the Corporation in many areas, reduce risk, improve liquidity, and return the Corporation to profitability. By implementing these strategic plans, improved policies and resolution of nonperforming assets, the Corporation believes it can more effectively serve its customers, grow in its markets, return to profitability, and increase shareholder value.

Addressing the requirements of the Order, carrying out the objectives of the strategic plan, and returning the Corporation to profitability will require the strengthening of the executive management team. The Corporation will be seeking to add management with experience in turnaround situations, loan portfolio, credit and problem loan administration, and financial management expertise commensurate with the issues the Corporation must address. The addition of management may increase expense in the short term. However, the additional management expertise is expected to help the Corporation resolve many of its issues more quickly, and improve customer service and financial performance.

The Board of Directors is further required to address the overall asset/liability management practices of the Bank, interest rate risk management, and liquidity management. Strengthening the Bank's policies, risk limits, and procedures in these areas should increase overall liquidity and consistency of income through interest rate cycles and reduce risk to capital.

IMPACT OF INFLATION AND CHANGING PRICES

The accompanying financial statements have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and results of operations in historical dollars without considering the change in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of the Corporation's operations. Nearly all the assets and liabilities of the Corporation are financial, unlike industrial or commercial companies. As a result, the Corporation's performance is directly impacted by changes in interest rates, which are indirectly influenced by inflationary expectations. The Corporation's ability to match the interest sensitivity of its financial assets to the interest sensitivity of its financial liabilities tends to minimize the effect of changes in interest rates on the Corporation's performance. Changes in interest rates do not necessarily move to the same extent as changes in the price of goods and services.

Board of Directors

NORTH COUNTRY FINANCIAL CORPORATION
NORTH COUNTRY BANK AND TRUST

DENNIS BITTNER .... Owner and President, Bittner Engineering

BERNARD A. BOUSCHOR .... Tribal Chairman, Sault Tribe of Chippewa Indians

RONALD G. FORD .... Chairman, North Country Financial Corporation

STANLEY J. GEROU II .... Owner and President, Days Inn & Comfort Inn (Munising), Gerou Excavating

JOHN D. LINDROTH .... President, Superior State Agency, Inc.

SHERRY L. LITTLEJOHN .... President and Chief Executive Officer, North Country Financial Corporation and North Country Bank and Trust

STEVE MADIGAN .... Owner and President, Madigan-Pingatore Insurance Services

SPENCER SHUNK .... Owner, Shunk Furniture

NORTH COUNTRY FINANCIAL CORPORATION EXECUTIVE OFFICE

130 South Cedar Street
Manistique, Michigan 49854
1-800-200-7032

NORTH COUNTRY FINANCIAL CORPORATION EXECUTIVE OFFICER

Sherry L. Littlejohn
President
Chief Executive Officer

SHAREHOLDER INFORMATION

For information or assistance with questions, please
contact North Country Financial Corporation Investor Relations
1-800-200-7032

DIVIDEND REINVESTMENT PLAN AGENT

Registrar & Transfer Company
1-800-368-5948

STOCK TRANSFER AGENT

For questions regarding transfer of stock, please contact
Registrar & Transfer Company
1-800-368-5948

NORTH COUNTRY
Bank and Trust

BRANCH INFORMATION

Alanson
6230 River Street
Alanson, MI 49706
(231) 548-2922

Boyne City
128 Water Street
Boyne City, MI 49712
(231 582-2903

Cadillac
218 South Mitchell Street
Cadillac, MI 49601
(231) 876-3404

Calumet
56730 Calumet Ave., Suite L
Calumet, MI 49913
(906) 337-2802

Escanaba
837 North Lincoln Road
Escanaba, MI 49829
(906) 789-7991

Gaylord
145 North Otsego Avenue
Gaylord, MI 49735
(989) 732-3750

Glen Arbor
6545 Western
Glen Arbor, MI 49636
(231) 334-3067

Iron Mountain
1890 S. Stephenson Ave.
Iron Mountain, MI 49801
(906) 779-2141

Ishpeming
1334 US 41 West
Ishpeming, MI 49849
(906) 486-4000

Kaleva
14429 Wouski Avenue
Kaleva, MI 49645
(231) 362-3223

L'anse
117 US Highway 41
L'anse, MI 49946
(906) 524-6909

Mancelona
625 North Williams Street
Mancelona, MI 49659
(231) 587-0190

Manistique
130 South Cedar Street
Manistique, MI 49854
(906) 341-8401

Marquette, Main
300 N. McClellan Street
Marquette, MI 49855
(906) 226-5001

Marquette, Presque Isle
1400 Presque Isle
Marquette, MI 49855
(906) 228-3640

Munising
301 East Superior Street
Munising, MI 49862
(906) 387-3931

Newberry Main
414 Newberry Avenue
Newberry, MI 49868
(906) 293-5165

Ontonagon
601 River Street
Ontonagon, MI 49953
(906) 884-4115

Petoskey
3890 Charlevoix Avenue
Petoskey, MI 49770
(231) 348-9040

Ripley
106 Royce Road
Hancock, MI 49930
(906) 482-1269

Sault Ste. Marie, Cascade
4250 I-75 Business Spur
Sault Ste. Marie, MI 49783
(906) 632-2020

Sault Ste. Marie, Main
138 Ridge Street
Sault Ste. Marie, MI 49783
(906) 635-3992

Stephenson
245 Menominee Street
Stephenson, MI 49887
(906) 753-4251

South Range
47 Trimountain Avenue
South Range, MI 49963
(906) 482-1170

Traverse City
3530 North Country Drive
Traverse City, MI 49684
(231) 929-5253

Traverse City
333 East State Street
Traverse City, MI 49684
(231) 995-6610

Customer Service: 888-343-8147 • 24-Hour Fingertip Banking: 800-906-3628
www.northcountrybank.com

Printed in USA